Exhibit 99.28

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

BSR Real Estate Investment Trust (the “REIT” or “BSR”)
333 Bay Street, Suite 3400
Toronto, Ontario
M5H 2S7

Item 2 – Date of Material Change

February 26, 2025.

Item 3 – News Release

The news release relating to the material change was disseminated on February 27, 2025 through the newswire services of Cision and filed on the System for Electronic Document Analysis and Retrieval (SEDAR+).

Item 4 – Summary of Material Change

On February 27, 2025, the REIT announced that it had entered into two agreements to sell an aggregate of nine properties, consisting of 2,701 apartment units, to AvalonBay Communities, Inc. (“AVB”) for gross consideration valued at approximately US$618,500,000 (collectively, the “Transaction”). The value ascribed to the nine properties to be sold by the REIT pursuant to the Transaction is approximately in line with the REIT’s carrying value recognized under International Financial Reporting Standards (“IFRS”), implying a price per apartment unit of approximately US$229,000. The Transaction is expected to simplify the REIT’s restrictive capital structure, strategically positioning the REIT for value enhancing initiatives.

Under the Transaction, in a stand-alone sale, BSR Trust, LLC (“BSR Trust”), the operating subsidiary of the REIT, will sell three properties comprising 857 apartment units located in Austin, TX to AVB valued at US$187,000,000 in the aggregate, directly for cash consideration (the “Direct Asset Sale Transaction”). Under a separate contribution transaction (the “Contribution Transaction”), BSR Trust will sell six properties comprising 1,844 apartment units located in Dallas, TX to AVB valued at US$431,500,000 in the aggregate, in exchange for a mix of (i) up to US$220,000,000 (expected US$193,000,000) in cash consideration, a portion of which is to be used to extinguish all existing mortgage debt on the contributed properties and the remainder to be used for repayment of other indebtedness, transaction expenses and general corporate purposes, and (ii) the exchange and cancellation of up to 15,000,000 (approximately 75%) of the Class B units of BSR Trust (“Class B Units”) into equity of a newly formed “DownREIT” partnership entity of AVB, Aqua DownREIT, L.P., (the “AVB DownREIT Partnership”) issued to participating holders of Class B Units (the “Participating Unitholders”) with a notional value of up to US$238,500,000. In connection with the Contribution Transaction, the contractual rights held by a subset of legacy holders of Class B Units, including consent rights over certain fundamental sale transactions, will be eliminated.

A special committee (the “Special Committee”) of the REIT’s board of trustees (the “Board”), comprised solely of independent trustees, was appointed to review, consider, negotiate and evaluate the Transaction, including relative to potential alternatives and the status quo business plan of the REIT. The Special Committee retained an independent financial advisor and independent legal counsel to assist in the discharge of its mandate.

Item 5 – Full Description of Material Change

Description of the Transaction and its Material Terms

Direct Asset Sale Transaction

Pursuant to the Direct Asset Sale Transaction, BSR Trust will sell Cielo I & II, valued at US$136,000,000, and Retreat at Wolf Ranch, valued at US$51,000,000, for an aggregate of US$187,000,000 in cash consideration. The agreement governing the Direct Asset Sale Transaction provides for, among other things, customary representations, warranties and covenants of the parties. The Direct Asset Sale Transaction is an arm’s length real estate transaction which the Special Committee and Board determined was in the best interests of the REIT and have approved unconditional on the Contribution Transaction proceeding. Subject to the satisfaction of all conditions precedent, the Direct Asset Sale Transaction is expected to close on or around March 31, 2025.

Contribution Transaction

Pursuant to a transaction agreement governing the Contribution Transaction entered into on February 26, 2025 (the “Transaction Agreement”) by and among BSR, BSR Trust, BSR Holdco (defined below), AVB, AVB DownREIT Partnership and the Supporting Unitholders (defined below), among other things, (i) BSR Trust will indirectly contribute six properties located in Dallas, TX with an aggregate stated contribution value of US$431,500,000 (the “Properties”) to a newly formed wholly-owned subsidiary, BSR Holdco, LLC (“BSR Holdco”), (ii) AVB will make a loan in cash to BSR Holdco (the “AVB Loan”), a portion of which funds will be guaranteed by electing Participating Unitholders, (iii) BSR Holdco will use a portion of the proceeds from the AVB Loan to extinguish all debt securing the Properties, (iv) the remaining loan proceeds will be distributed by BSR Holdco to BSR Trust in cash, (v) the Participating Unitholders will exchange their elected Class B Units for units in BSR Holdco (“BSR Holdco Units”), which Class B Units will then be cancelled, and (vi) such BSR Holdco Units, representing 100% of the equity interests in BSR Holdco, will then in turn be exchanged for units in AVB DownREIT Partnership (“AVB DownREIT Units”). See “Material Terms of Agreements Entered into in Connection with the Contribution Transaction – Transaction Agreement”.

Accordingly, pursuant to the Contribution Transaction, Participating Unitholders will cease to hold their Class B Units that are exchanged under the Contribution Transaction and will become equity holders in the AVB DownREIT Partnership, which will own the contributed Properties and other assets. The AVB DownREIT Units are customary “DownREIT” partnership units that track the value of AVB’s stock listed on the New York Stock Exchange (the “AVB Shares”). AVB DownREIT Units received by Participating Unitholders will be subject to a 12-month lock-up, following which they will be redeemable, at a Participating Unitholder’s election for a period of 15 years, for cash, or at AVB’s election, acquired by AVB for AVB Shares (initially on a one-for-one basis). The holders of AVB DownREIT Units will receive quarterly distributions at the same rate as quarterly dividends are paid on AVB Shares. The holders of AVB DownREIT Units will also be afforded certain tax protection covenants for a period of seven years to preserve tax deferral, as well as customary registration rights. See “Material Terms of Agreements Entered into in Connection with the Contribution Transaction – AVB DownREIT Partnership Agreement”.

Class B Units are, in all material respects, economically equivalent to trust units of the REIT (“REIT Units”) on a per-unit basis, but are non-voting. A subset of the legacy holders of Class B Units that founded BSR Trust (the “Bailey/Hughes Holders”) are parties to an investor rights agreement (the “Investor Rights Agreement”) entered into at the time of the REIT’s initial public offering in 2018 and pursuant to which such Bailey/Hughes Holders were granted certain contractual rights and protections, provided their collective ownership interest remains above specified thresholds. Such rights include certain demand and piggy-back registration rights set forth in Article 4, pre-emptive rights in respect of certain equity issuances set forth in Article 5, and tag-along rights set forth in Article 6 thereof (collectively, the “Investor Rights”). In addition to the Investor Rights, the Bailey/Hughes Holders are entitled to nominate up to three nominees to the Board (the “Board Nomination Rights”). The Bailey/Hughes Holders are also afforded certain contractual protections, as more particularly described in the Investor Rights Agreement, requiring consent of the Bailey/Hughes Holders for certain transactions to occur, including: (i) a merger, consolidation, or business combination of the REIT or BSR Trust not in the ordinary course of business; (ii) a sale, assignment, conveyance, or other disposition of all or substantially all of BSR Trust’s assets; (iii) a partial or complete liquidation, dissolution, reorganization, recapitalization, or commencement of any action seeking relief under laws relating to bankruptcy, insolvency, conservatorship, or relief of debtors of the REIT, and/or BSR Trust; (iv) any addition, change or removal of any restriction on the business or businesses that BSR Trust may carry on; (v) any subdivision, re-division, consolidation, exchange, reclassification, reorganization, recapitalization, split, combination or other similar change to any units or other securities of BSR Trust; (vi) a change in the size of the Board of the REIT; or (vii) for the REIT or BSR Trust to agree or commit to any of the preceding actions (the “Investor Protections”). The Investor Rights, Board Nomination Rights, and Investor Protections are dependent on the Bailey/Hughes Holders collectively owning above certain specified thresholds of ownership interests in BSR (determined as if all Class B Units are redeemed for REIT Units). The Investor Rights Agreement is available under the REIT’s profile on SEDAR+ at www.sedarplus.ca.

Because the individual tax positions of the holders of Class B Units (“Class B Unitholders”) are tied to properties in the REIT’s portfolio, certain strategic cash transactions that do not afford tax deferral for U.S. tax purposes are not likely to be supported by the Bailey/Hughes Holders in respect of their existing Investor Protections under the Investor Rights Agreement. However, as consideration to facilitate the Contribution Transaction, the Investor Rights Agreement will be amended to extinguish all the Investor Rights and importantly, all the Investor Protections, providing more flexibility to the REIT moving forward. The Bailey/Hughes Holders will retain Board Nomination Rights to nominate one nominee on the Board (down from three nominees currently), provided they maintain a collective ownership interest in the REIT above 10%. See “Material Terms of Agreements Entered into in Connection with the Contribution Transaction – Amended and Restated Investor Rights Agreement”.

John S. Bailey, W. Daniel Hughes, Jr., Patricia Bailey and their respective controlled entities, all of whom are Bailey/Hughes Holders, executed the Transaction Agreement as significant Participating Unitholders who have agreed to participate in the Contribution Transaction in respect of some or all of their Class B Units (the “Supporting Unitholders”). All other Class B Unitholders that are “accredited investors” within the meaning of applicable U.S. securities laws and residents of the United States will be offered the opportunity to participate in the Contribution Transaction in respect of up to 15,000,000 Class B Units in the aggregate, inclusive of the Class B Units the Supporting Unitholders have agreed to exchange under the Transaction Agreement (the “Participation Offer”), pursuant to an offering memorandum (the “Offering Memorandum”). Following the Contribution Transaction, John S. Bailey, a founder and former Chief Executive Officer and former Executive Vice-Chair of the REIT, and Patricia S. Bailey, will remain the largest unitholders of the REIT and will continue to hold both REIT Units and Class B Units.

The Transaction Agreement provides for, among other things, customary representations, warranties and covenants of the parties. The completion of the Contribution Transaction is subject to, among other things, the satisfaction or waiver of certain closing conditions set forth in the agreement. The parties also have rights to terminate the agreement in certain circumstances, including a right of AVB to terminate at any time in its discretion. A termination fee of US$7,500,000 will be payable by BSR Trust to AVB in respect of a termination by AVB for certain BSR breaches or a failure to close by a specified date due to certain matters relating to the structure of the Contribution Transaction. If termination is due to a breach by one or more Participating Unitholders, such Participating Unitholder(s) shall be liable to BSR Trust for the full amount of the termination fee. A termination fee of US$15,000,000 will be payable by AVB to BSR Trust for certain AVB breaches or if AVB terminates the agreement for any reason in its discretion. See “Material Terms of Agreements Entered into in Connection with the Contribution Transaction – Transaction Agreement”.

Subject to the satisfaction of all conditions precedent, the Contribution Transaction is expected to close in the second quarter of 2025. A copy of the Transaction Agreement is available under the REIT’s profile on SEDAR+ at www.sedarplus.ca.

The Transaction portfolio consists of a cross section of the REIT’s assets located in Texas throughout Austin and Dallas metropolitan statistical areas (MSAs). A breakdown of the individual properties and their respective contribution values to the aggregate Transaction value is below:

Property	MSA	Sub Market	Apartment Units	Contribution Value
Direct Asset Sale (3 Austin, TX Properties)
Cielo I (1)	Austin	Bee Cave, TX	326	US$136,000,000
Cielo II (1)	Austin	Bee Cave, TX	228
Retreat at Wolf Ranch	Austin	Georgetown, TX	303	US$51,000,000
Contribution Transaction (6 DFW, TX Properties)
Auberry at Twin Creeks	Dallas	Allen, TX	216	US$46,500,000
Aura Benbrook	Dallas	Benbrook, TX	301	US$62,500,000
Lakeway Castle Hills	Dallas	Lewisville, TX	276	US$68,000,000
Satori Frisco	Dallas	Frisco, TX	330	US$83,500,000
Vale Frisco	Dallas	Frisco, TX	349	US$92,000,000
Wimberly	Dallas	Dallas, TX	372	US$79,000,000
Total			2,701	US$618,500,000

(1)	Cielo I & II are reported as two properties by the REIT. Upon acquisition, Cielo will be operated and reported as one property by AVB.

Class B Unit Participation Offer

Pursuant to the Offering Memorandum, eligible Class B Unitholders who are “accredited investors” for purposes of applicable U.S. securities laws and residents of the United States will have the option to elect to exchange, pursuant to a reorganization transaction, all or a portion of their Class B Units for AVB DownREIT Units at an exchange ratio of approximately 0.0707 AVB DownREIT Units per Class B Unit, rounded to the nearest whole number of AVB DownREIT Units for each Participating Unitholder. It is expected that the exchange ratio will be equal to approximately 0.0707 AVB DownREIT Units per Class B Unit, regardless of the number of Class B Unitholders that participate in the Participation Offer. If fewer than 15,000,000 Class B Units participate in the Participation Offer, BSR Trust intends to increase the amount of the AVB Loan, which is currently expected to be US$193,000,000, by a corresponding amount up to a maximum of US$220,000,000, and keep the exchange ratio constant.

The election is subject to the maximum participation of 15,000,000 Class B Units, representing approximately 75% of the issued and outstanding Class B Units, and Participating Unitholders may be prorated down if the Participation Offer is oversubscribed. The REIT anticipates that the Participation Offer will be fully subscribed. The Offering Memorandum was delivered to Class B Unitholders on a confidential basis on March 3, 2025.

Class B Units are redeemable by the holder thereof for either cash or REIT Units (on a one-for-one basis, subject to customary anti-dilution adjustments), as determined by BSR Trust in its sole discretion. In the case of a redemption for cash, the amount is determined based on the volume weighted average price of the REIT Units on the Toronto Stock Exchange (the “TSX”) for the five trading days immediately preceding the date of the notice of redemption. Class B Units are not redeemable for any other securities or consideration. The Class B Unitholders are entitled to receive distributions from BSR Trust on the same per-unit basis as holders of REIT Units (“REIT Unitholders”). The Class B Units do not carry a voting right with respect to matters of the REIT or BSR Trust. Transfers of Class B Units are generally not permitted, subject to limited exceptions (including transfers to affiliates).

Under the terms of the Contribution Transaction, Participating Unitholders will receive for their Class B Units exchanged in the Participation Offer approximately 0.0707 AVB DownREIT Units per Class B Unit, which exchange ratio was based on a negotiated value of US$225 per AVB DownREIT Unit. On February 26, 2025, the date the Transaction Agreement was entered into, based on the closing price of the AVB Shares, this represented an implied value of US$15.66 per Class B Unit, representing a 29.7% premium to the closing price of the REIT Units on the same date, and a 7.2% discount to NAV per Unit1 of US$16.87 (based on unitholders’ equity of US$622,198,000 and Class B Units of US$285,427,000) reported in the REIT’s management’s discussion and analysis dated November 7, 2024 (the “2024 Q3 MD&A”), the most recent management’s discussion and analysis at the time the Contribution Transaction was agreed to.2 The exchange ratio, and the resulting implied value for the exchanged Class B Units, was negotiated between the REIT and the Supporting Unitholders with the oversight and direction of the Special Committee. See “Background to the Transaction”.

Given the nature of the Contribution Transaction, based on advice from their financial and legal advisors, the Special Committee and the Board considered numerous factors affecting the notional “value” to be received by the Participating Unitholders described above. These factors include (i) the trading price of the AVB Shares (which are a proxy for the value of the AVB DownREIT Units) at any given time, (ii) the 12-month lock-up, and therefore illiquidity of the AVB DownREIT Units, and (iii) the proportionately lower dividend that holders of AVB DownREIT Units receive (currently, a quarterly dividend of US$1.75 per AVB Share) relative to the distribution paid on Class B Units (currently, a monthly distribution of US$0.0467 per Class B Unit).

Accordingly, the REIT believes, based on financial advice, that after (i) factoring in the AVB trading price, (ii) discounting the nominal value of consideration at AVB’s estimated cost of equity based on publicly available information and applying an estimated liquidity discount, and (iii) adjusting for AVB’s lower distribution over the 12-month lock-up period, the implied value of exchanged Class B Units at the approximate 0.0707 exchange ratio as at February 26, 2025 would be approximately US$13.38 per Class B Unit, representing a 10.8% premium to the closing price of the REIT Units on February 26, 2025, and a 20.7% discount to NAV per Unit (US$16.87) reported in the 2024 Q3 MD&A.

The Special Committee was satisfied that the negotiated exchange ratio is the lowest the Supporting Unitholders would accept and is appropriate in the context of the anticipated benefits associated with the Contribution Transaction. See “Purpose and Business Reasons for the Transaction”.

1 NAV per Unit is a non-IFRS measure. For a description of the basis of presentation and reconciliations of the REIT’s non-IFRS measures, see “Non-IFRS Measures” in this material change report.

2 The REIT’s reported NAV per Unit in its most recent management’s discussion and analysis dated March 5, 2025, filed after the announcement of the Transaction, was US$16.75.

Purpose and Business Reasons for the Transaction

The Special Committee and Board (with interested trustees abstaining), supported by advice from financial and legal advisors, considered a significant amount of information and a number of factors relating to the Transaction. The following is a summary of the principal reasons that the Special Committee and Board (with interested trustees abstaining) determined that the Transaction is in the best interests of the REIT and REIT Unitholders:

•	Validates market value of portfolio and substantiates IFRS net asset value: The REIT Units have historically traded at a significant discount to IFRS NAV per Unit, including a discount of approximately 28% as of the close of business on February 26, 2025, the date the Transaction Agreement was entered into. The Transaction validates the REIT’s portfolio value and IFRS NAV per Unit, given the nine properties will be sold near their IFRS carrying value. The REIT is effectively disposing of approximately 30% of its assets for approximately 40% of the market value of its total portfolio.

•	Reduces ownership and influence of Class B Units and positions the REIT for value maximization initiatives: The Contribution Transaction eliminates up to 15,000,000 Class B Units and unencumbers the REIT from contractual consent rights over certain material sale transactions, in respect of which Class B Unitholders and REIT Unitholders may have differing motivations and tax positions, better positioning the REIT for value enhancing initiatives in the future.

•	Facilitates asset rotations into potentially higher growth assets: The Transaction results in an attractive foundation to recycle capital into new assets to drive enhanced growth, with continued focus on strategically investing proceeds into core “Texas Triangle” investment markets.

•	Leverages BSR management’s proven track record in portfolio repositioning: The Transaction enables BSR management to divest a cross section of its portfolio and utilize its expertise in maintaining a high-quality, diversified multifamily strategy through successful portfolio recycling.

•	Reduces leverage: The REIT anticipates reducing its leverage with a portion of the cash proceeds received from the Transaction to pay down indebtedness that is otherwise approaching renewal at higher interest rates.

•	Reputation and track record of counterparty: AVB is a reputable counterparty with a proven ability to complete large and complex property portfolio acquisitions as the largest publicly traded multifamily housing real estate investment trust in the United States based on market capitalization. Under the terms of the Transaction Agreement, as is customary for real estate purchase and sale transactions that have proceeded past the due diligence stage, AVB has agreed to pay a US$15,000,000 termination fee if it determines to terminate the Transaction Agreement in its sole discretion prior to closing.

•	Reasonable timeline to closing: Subject to closing conditions, the Direct Asset Sale Transaction is expected to close on or around March 31, 2025, and the Contribution Transaction is expected to close in the second quarter of 2025, enabling the REIT to execute the Transaction swiftly but diligently, and without undue delay.

•	Compelling alternative to status quo: The Contribution Transaction and resulting simplified capital structure represents a compelling strategic alternative relative to the REIT’s current business, operating model and strategic plan under its existing structure, which currently limits the REIT’s flexibility in seeking value maximizing transactions for the REIT and REIT Unitholders.

•	Oversight of the independent Special Committee: The terms of the Contribution Transaction and the Transaction Agreement are the result of an extensive arm’s length negotiation process directed by a Special Committee comprised solely of trustees who are each free from any conflict of interest with respect to the Contribution Transaction and who are each independent under National Instrument 52-110 – Audit Committees and National Instrument 58-101 – Disclosure of Corporate Governance Practices.

•	Receipt of Fairness Opinions: The Special Committee received a fairness opinion from Scotia Capital Inc. (“Scotia Capital”) and the Board received a fairness opinion from BMO Nesbitt Burns Inc. (“BMO Capital Markets”) with respect to the fairness, from a financial point of view, of the consideration to be received by the REIT (indirectly through BSR Trust) from the Contribution Transaction.

The Special Committee and the Board (with interested trustees abstaining) also considered a number of potential risks and potential negative factors in their respective deliberations relating to the Contribution Transaction, including the following:

•	Anticipated benefits may not occur: Following the completion of the Contribution Transaction, the REIT may not realize the full benefits or execute the value enhancing initiatives that are anticipated to result from the Contribution Transaction.

•	Significant costs and complexity: There are significant costs involved in connection with completing the Contribution Transaction given its complexity, and management of the REIT has already expended substantial time and effort towards consummating the Contribution Transaction. The complexity of the Contribution Transaction also results in increased execution risk. If the Contribution Transaction is not completed, these costs and related disruptions to the operation of the REIT’s business and properties could have an adverse impact on the REIT’s financial performance, existing and prospective business relationships and employees.

•	Closing conditions may not be satisfied: The completion of the Contribution Transaction is subject to several conditions that must be satisfied or waived in order to close, including, in particular, participation in the Participation Offer meeting the Minimum Participation Threshold (as defined below).

•	Termination fees may be payable by BSR: The Transaction Agreement in respect of the Contribution Transaction may be terminated by the parties thereto in certain circumstances, in which case the Contribution Transaction will not close and the anticipated benefits will not be realized. BSR Trust is obligated to pay a US$7,500,000 termination fee in certain circumstances (subject to BSR Trust’s recourse against Participating Unitholder(s) if payable due to their breach).

•	Differential treatment of equityholders: The Participation Offer under the Contribution Transaction is only available to eligible accredited Class B Unitholders who are resident in the United States (including the Bailey/Hughes Holders, who include related parties of the REIT or friends and family members of related parties). To the knowledge of the REIT, none of the Class B Unitholders is a person or company in Canada. Due to the nature of the Contribution Transaction, the Participation Offer is not available to REIT Unitholders. The Participation Offer could be considered to value the Class B Units at a meaningful notional premium to the current trading price of the REIT Units. With the assistance of financial and legal advice, the Special Committee considered this differential treatment of REIT Unitholders and Class B Unitholders, as different stakeholders of the REIT, and the potential for it to be perceived negatively by REIT Unitholders. The Special Committee mitigated these concerns by satisfying itself that the negotiated exchange ratio is the lowest the Supporting Unitholders would accept in addition to the extinguishment of the Investor Rights and Investor Protections. Despite the potential notional premium to be received by Participating Unitholders pursuant to the Contribution Transaction, the Special Committee determined that the Contribution Transaction was in the best interests of the REIT and REIT Unitholders, and that such differential treatment was warranted in the circumstances, as certain benefits of the Contribution Transaction that are being undertaken for the ultimate benefit of the REIT Unitholders are not achievable unless the ownership and influence of the Class B Unitholders are reduced pursuant to the extinguishment of the Investor Rights and the Investor Protections and limitation of the Board Nomination Rights, as described above.

The above summary of the information and factors considered by the Special Committee and the Board (with interested trustees abstaining) is not intended to be exhaustive, but includes a summary of the material information and factors considered in their consideration of the Contribution Transaction.

In view of the variety of factors and the amount of information considered in connection with the Special Committee and the Board’s respective evaluation of the Contribution Transaction, the Special Committee and the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching their determinations. The determinations were made after consideration of the factors noted above, as well as other factors, and in light of the Special Committee and the Board’s knowledge of the business, financial condition and prospects of the REIT, after taking into account the advice of financial and legal advisors. Individual members of the Special Committee and the Board may have assigned different weights to different factors.

The foregoing discussion of the information and factors considered by the Special Committee and the Board contains forward-looking statements, all of which are subject to various risks and assumptions. See “Forward-Looking Statements”.

Anticipated Effect of the Transaction on the REIT’s Business and Affairs

The Transaction is expected to have a transformative effect on the REIT’s business in both the near-term and the long-term. Following consummation of the Transaction, the REIT will continue to have assets in its five target markets of Austin, Dallas, and Houston, TX, as well as Little Rock, AR and Oklahoma City, OK. The REIT will own 21 properties after the Transaction, down from 32 currently, factoring in two other unrelated asset sales in Little Rock, AR and Oklahoma City, OK. Apartment units in the REIT’s portfolio will decrease from 8,904 to approximately 5,835. Despite the reduction in properties, the average age of the REIT’s properties (based on the year built or year renovated, as applicable) will remain approximately the same following the Transaction at an average of 14 years, reflecting the REIT’s continued focus on retaining a high-quality portfolio. The REIT’s leverage is also anticipated to decrease following the Transaction, with Debt to Gross Book Value3 anticipated to go from 46.4% (based on total Debt of US$829,990,000 and Gross Book Value of US$1,789,027,000 (as such terms are defined in the 2024 Q3 MD&A)) to approximately 38% following the Transaction, assuming cash proceeds from the Transaction are partially used to pay down indebtedness and taking into account two unrelated anticipated asset dispositions.

The REIT’s capital structure will be significantly simplified following the Contribution Transaction and the anticipated cancellation of 15,000,000 Class B Units. This reduction in outstanding Class B Units is expected to improve the REIT’s flexibility as a result of the corresponding amendment to the Investor Rights Agreement and decreased complexity with the REIT’s unitholder base.

The aggregate consideration for the Transaction is expected to consist of US$380,000,000 in cash, as well as the issuance of AVB DownREIT Units to Participating Unitholders with a notional value of up to US$238,500,000 based on the negotiated value of US$225 per AVB DownREIT Unit. A portion of the cash proceeds will be used to repay existing mortgage indebtedness of approximately US$48,400,000 on the contributed Properties. Net remaining cash proceeds will be used to repay certain other indebtedness, to pay transaction expenses and for general corporate purposes. Management intends to redeploy approximately US$190,000,000 on a tax-deferred basis into acquisition targets in its core investment markets. The potential acquisition targets include properties with greater growth potential relative to the sale portfolio, with potential for the REIT’s internal platform to execute on value enhancing initiatives. If no tax-deferred acquisitions are executed, the REIT intends to repay existing indebtedness with a portion of the Transaction proceeds.

Management also intends to retain approximately US$109,000,000 of secured Fannie Mae mortgage indebtedness with an interest rate of approximately 2.7% that currently encumbers properties under the Direct Asset Sale Transaction, with such debt intended to be secured by substitute properties.

3 Debt to Gross Book Value is a non-IFRS measure. For a description of the basis of presentation and reconciliations of the REIT’s non-IFRS measures, see “Non-IFRS Measures” in this material change report.

Related Party Matters

Related Party Transaction

The Contribution Transaction constitutes a “related party transaction” for purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

Each of the Supporting Unitholders is a “related party” of the REIT for purposes of MI 61-101 on the basis that each of John S. Bailey and Patricia S. Bailey beneficially owns, or exercises control or direction over, more than 10% of the voting securities of the REIT (assuming their respective Class B Units are redeemed for voting REIT Units),4 and W. Daniel Hughes, Jr. is a trustee on the Board (such Supporting Unitholders, together with their affiliated entities, the “BSR Related Parties”).

Each of Daniel M. Oberste, Chief Executive Officer, Susan Rosenbaum, Interim Chief Financial Officer and Chief Operating Officer, and Bill Halter, a trustee of the REIT, is also a “related party” of the REIT for purposes of MI 61-101, but will not be participating in the Contribution Transaction in respect of his or her Class B Units. Excluding W. Daniel Hughes, Jr., a trustee of the REIT who is a Supporting Unitholder, no other executive officers or trustees of the REIT own or have control or direction over Class B Units.

Under the Contribution Transaction, the repurchase of Class B Units from the BSR Related Parties by BSR Trust constitutes a “related party transaction” for purposes of subparagraph (a) of the definition of “related party transaction” in section 1.1 of MI 61-101, as it is a purchase or acquisition of an asset from a related party for valuable consideration, being the BSR Holdco Units. The corresponding transfer of such BSR Holdco Units by BSR Trust to the BSR Related Parties also constitutes a “related party transaction” for purposes of subparagraph (c) of the definition of “related party transaction” in section 1.1 of MI 61-101, as it is a sale, transfer or disposition of an asset to a related party. Accordingly, the Contribution Transaction is a related party transaction for purposes of MI 61-101.

On December 11, 2024, the Ontario Securities Commission (the “OSC”) issued a decision granting the REIT exemptive relief (the “Granted Relief”) from the minority approval and formal valuation requirements of MI 61-101 under sections 5.5(a) and 5.7(1)(a) thereof, respectively, relating to certain related party transactions where any such transaction would qualify for the transaction-size exemptions of MI 61-101 if the indirect equity interest in the REIT in the form of Class B Units were included in the calculation of the REIT’s market capitalization together with the REIT Units.

4 To the knowledge of the REIT, (i) John S. Bailey beneficially owns, or exercises control or direction over, 4,098,628 REIT Units (representing approximately 12.2% of the outstanding REIT Units) and 6,383,625 Class B Units (representing approximately 31.8% of the outstanding Class B Units) which aggregate to 10,482,253 REIT Units and Class B Units collectively (representing approximately 26.3% of the outstanding REIT Units assuming the redemption of all Mr. Bailey’s Class B Units for REIT Units), and (ii) Patricia S. Bailey beneficially owns, or exercises control or direction over, 200,000 REIT Units (representing approximately 0.6% of the outstanding REIT Units) and 4,200,000 Class B Units (representing approximately 20.9% of the outstanding Class B Units) which aggregate to 4,400,000 REIT Units and Class B Units collectively (representing approximately 11.7% of the outstanding REIT Units assuming the redemption of all Ms. Bailey’s Class B Units for REIT Units).

In reliance on the Granted Relief, the Contribution Transaction is exempt from the minority approval and formal valuation requirements of MI 61-101 in accordance with sections 5.5(a) and 5.7(1)(a) thereof, respectively (the “Transaction Size Exemption”), because neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the Contribution Transaction, insofar as it involves “interested parties” within the meaning of MI 61-101, being the BSR Related Parties, exceeds 25% of the REIT’s market capitalization (as calculated in accordance with MI 61-101 and, for such purpose, including issued and outstanding REIT Units and Class B Units in accordance with the Granted Relief). See “Formal Valuation and Minority Approval Exemptions”.

Interests of BSR Related Parties in the Contribution Transaction

The BSR Related Parties beneficially own, or exercise control or direction over, an aggregate of 12,259,104 Class B Units, representing approximately 61% of the outstanding Class B Units, and 4,303,936 REIT Units, together representing an approximate 31% ownership interest in the REIT (assuming that all Class B Units are redeemed for REIT Units).

The number of Class B Units held by the BSR Related Parties that will be repurchased by BSR Trust pursuant to the Contribution Transaction is not yet known, as it will depend on the number that will be repurchased from Participating Unitholders that are not BSR Related Parties.

Pursuant to the agreement governing the Contribution Transaction, it is a condition to closing of the Contribution Transaction that Participating Unitholders who are not “related parties” of the REIT within the meaning of MI 61-101 participate in the Participation Offer with respect to at least such number of Class B Units as is required to ensure that the Transaction Size Exemption applies (the “Minimum Participation Threshold”). Consequently, the number of Class B Units held by the BSR Related Parties that will be repurchased by BSR Trust is capped at an amount that ensures that the Transaction Size Exemption applies. Assuming the Participation Offer is fully subscribed to the 15,000,000 Class B Unit maximum, the Supporting Unitholders may only participate in the Contribution Transaction in respect of an aggregate maximum of 9,392,122 Class B Units (the “Maximum Related Party Participation”), and Participating Unitholders that are not “related parties” of the REIT for purposes of MI 61-101 must participate in the Contribution Transaction in respect of an aggregate minimum of 5,607,878 Class B Units. However, the Minimum Participation Threshold may be satisfied at lower participation levels (i.e., below 15,000,000 Class B Units in the aggregate) if BSR Trust increases the amount of the AVB Loan above the expected amount of US$193,000,000 (subject to a cap of US$220,000,000), such that participation by “related parties” of the REIT does not exceed the Maximum Related Party Participation. The REIT anticipates that the Participation Offer will be fully subscribed and that at least 5,607,878 Class B Units of Class B Unitholders who are not “related parties” of the REIT will participate in the Participation Offer. See “Formal Valuation and Minority Approval Exemptions” and “Material Terms of Agreements Entered into in Connection with the Contribution Transaction – Transaction Agreement”.

Anticipated Effect of the Contribution Transaction on the Ownership of the BSR Related Parties

Individual participation by Participating Unitholders in the Participation Offer is not yet known and will be confirmed on closing of the Contribution Transaction once all elections are received in accordance with the terms of the Offering Memorandum. The number of participating Class B Units of Supporting Unitholders will be prorated down to the extent the Participation Offer is oversubscribed.

John S. Bailey, who is both a Supporting Unitholder and a Bailey/Hughes Holder, beneficially owns, or has control or direction over, 6,383,625 Class B Units and 4,098,628 REIT Units in the aggregate, together representing an approximate 20% ownership interest in the REIT (assuming that all Class B Units are redeemed for REIT Units). Following the Contribution Transaction and assuming full participation in the Participation Offer, if Mr. Bailey were to participate with respect to all Class B Units he beneficially owns, or has control or direction over, he would still have an approximate 11% ownership interest in the REIT (assuming that all Class B Units are redeemed for REIT Units). Mr. Bailey is not anticipated to participate in full in the Participation Offer and is anticipated to remain the REIT’s largest unitholder, continuing to own both REIT Units and Class B Units.

Patricia S. Bailey who is both a Supporting Unitholder and a Bailey/Hughes Holder, beneficially owns, or has control or direction over, 4,200,000 Class B Units and 200,000 REIT Units in the aggregate, together representing an approximate 8% ownership interest in the REIT (assuming that all Class B Units are redeemed for REIT Units). Following the Contribution Transaction and assuming full participation in the Participation Offer, if Ms. Bailey were to participate with respect to all Class B Units she beneficially owns, or has control or direction over, she would have an approximate 0.5% ownership interest in REIT (assuming that all Class B Units are redeemed for REIT Units). Ms. Bailey is not anticipated to participate in full in the Participation Offer and is anticipated to continue to own both REIT Units and Class B Units.

W. Daniel Hughes, Jr., who is both a Supporting Unitholder and a Bailey/Hughes Holder, beneficially owns, or has control or direction over, 1,675,479 Class B Units and 5,308 REIT Units in the aggregate, together representing an approximate 3% ownership interest in the REIT (assuming that all Class B Units are redeemed for REIT Units). Following the Contribution Transaction and assuming full participation in the Participation Offer, if Mr. Hughes were to participate with respect to all Class B Units he beneficially owns, or has control or direction over, he would have an approximate 0.01% ownership interest in the REIT (assuming that all Class B Units are redeemed for REIT Units).

Following the Contribution Transaction and assuming full participation in the Participation Offer, if the BSR Related Parties collectively participate with respect to 9,392,122 Class B Units, ensuring the Transaction Size Exemption applies, the BSR Related Parties would beneficially own, or exercise control or direction over, an aggregate of 2,866,982 Class B Units, representing approximately 56% of the outstanding Class B Units, and together with their respective REIT Units noted above, representing an approximate 19% ownership interest in the REIT (assuming that all Class B Units are redeemed for REIT Units). However, if the Participation Offer is oversubscribed, the participation of the BSR Related Parties will be reduced to accommodate participation by the Participating Unitholders who are not BSR Related Parties.

Background to the Transaction

Review and Approval Process

The Board and management regularly evaluate the REIT’s strategic direction and ongoing business plan and explore possible transactions to increase long-term unitholder value. As part of these evaluations, the Board periodically assesses the REIT’s competitive position and actively monitors industry trends, its short- and long-term operating performance, its REIT Unit trading price relative to peers and its NAV per Unit. The Board and management from time to time have also engaged in discussions with other participants in the real estate industry regarding various strategic alternatives, including potential acquisitions or dispositions of assets or portfolios of assets, as well as potential joint ventures.

Notwithstanding the REIT’s strong business performance in recent years, the trading price of the REIT Units has consistently traded at a material discount to both internal estimated NAV as well as analyst consensus estimated NAV. With a view to unlocking the intrinsic value of the REIT for REIT Unitholders and Class B Unitholders, throughout 2023 and 2024, the Board considered various strategic alternatives to the REIT’s status quo business plan, including the potential sale of the REIT. The Board believed that a public or private acquirer would be willing to pay a price per REIT Unit and Class B Unit that is more reflective of the REIT’s NAV per Unit.

In May 2024, a representative of AVB contacted the REIT’s Chief Executive Officer, Mr. Oberste, and expressed an interest in exploring a transaction with the REIT. The REIT’s management was interested in the possibility of transacting with a reputable counterparty like AVB, with significant credibility in the industry as the largest publicly traded multifamily housing real estate investment trust in the United States based on market capitalization. Management immediately informed the Board which, in light of its ongoing review of various strategic alternatives to the REIT’s status quo business plan, was supportive of further exploratory discussions. Accordingly, on May 21, 2024, the REIT and AVB entered into a non-disclosure agreement governing the provision of confidential evaluation material between the parties (the “Non-Disclosure Agreement”), which Non-Disclosure Agreement included, among other things, an 18-month standstill provision binding on AVB in favour of the REIT.

Throughout the summer of 2024, the REIT and AVB explored on a preliminary basis various potential go-private transaction structures with respect to the REIT. The Board met regularly to receive updates from Mr. Oberste, and authorized management to continue to explore options with AVB on a non-binding basis, and the REIT’s advisors to engage with AVB’s advisors regarding structuring and pricing considerations. Following each of these Board meetings, the Board met in camera without management or representatives of the Class B Unitholders present to discuss and deliberate potential transaction structures. The REIT engaged BMO Capital Markets as financial advisor, and BSR Trust engaged Goldman Sachs & Co. LLC (“GS”) as financial advisor, which engagement permitted the presentations to the Board and Special Committee referenced herein. Over the summer, the Board received advice from BMO Capital Markets and GS, as well as from Goodmans LLP (“Goodmans”), its legal advisor, regarding possible transaction structures.

The REIT and AVB considered a possible all-stock transaction, however, the Board ultimately determined that pricing fell far short of where the REIT was prepared to transact, with pricing discussions significantly below the REIT’s IFRS NAV per Unit. The exploratory work conducted by the REIT also highlighted that REIT Unitholders, largely based in Canada, would be unlikely to benefit from a pre-emptive, fully taxable transaction structure, pursuant to which REIT Unitholders would receive only share consideration, triggering a taxable capital gain without any cash component to cover the applicable taxes. The parties explored an “exchangeable share structure” that would permit the public REIT Unitholders to receive AVB equity and defer tax, but such a structure involved significant costs, complexities and risks that neither AVB nor the REIT were willing to bear. The parties also explored a possible stock and cash transaction structure, but the proposed pricing range still fell short of the Board’s view of value, and the cash component AVB was willing to offer was not sufficient to cover adverse tax implications for the REIT Unitholders.

Apart from the REIT’s and AVB’s differing perspectives on value, the Board still confronted a fundamental obstacle in identifying a viable transaction structure. It received advice from its financial advisors that an all-stock transaction was unlikely to be attractive to the REIT Unitholders because it would be taxable, but conversely, an all-cash transaction would similarly not be actionable because it would result in significant U.S. tax to Class B Unitholders. Because of the individual tax positions of the Class B Unitholders, which are tied to properties in the REIT’s portfolio, any transaction that did not provide tax-deferral for U.S. tax purposes would not be supported by the Bailey/Hughes Holders pursuant to their Investor Protections under the Investor Rights Agreement. The REIT found itself in a classic “Catch-22” – a transaction structure acceptable to the REIT Unitholders would not be supported by the Class B Unitholders, and a transaction structure acceptable to the Class B Unitholders would likely not be supported by REIT Unitholders.

For these reasons, discussions regarding a possible go-private sale transaction terminated at the end of the summer in 2024. However, the REIT and AVB remained in contact and continued to have informal, periodic discussions regarding possible alternative transaction structures.

The REIT also continued to explore bespoke transaction structures internally that would seek to address the fundamental obstacle resulting from the unique tax position of the Class B Unitholders. On November 8, 2024, based on advice from Goodmans, the REIT submitted an application to the OSC requesting the Granted Relief for general application, given such transaction structures were anticipated to involve “related parties” of the REIT under MI 61-101. The Granted Relief was obtained on December 11, 2024.

On December 16, 2024, AVB delivered a proposal to the REIT for the acquisition of 10 properties in the REIT’s portfolio at or near such properties’ contribution to the REIT’s NAV as reported in the 2024 Q3 MD&A. In the proposal, AVB indicated it was willing to consider the formation of a “DownREIT” partnership as the vehicle for the acquisition of a subset of the assets (not to exceed US$500,000,000) for the purpose of providing tax protection to the Class B Unitholders. AVB was willing to consider the structure, which it understood was important to the REIT because it would mitigate the negative tax implications to the REIT of an all-cash transaction and would accommodate one of the REIT’s goals of extinguishing the Investor Protections of the Bailey/Hughes Holders under the Investor Rights Agreement, thereby effectively unencumbering the REIT from its restrictive capital structure. AVB was willing to accommodate this aspect of the Contribution Transaction, even though it added complexity, because the resulting transaction would be more narrowly focused on properties in an expansion market important to AVB, did not impact price from AVB’s perspective and limited the cash consideration AVB would be required to fund. Management of the REIT had also expressed concerns regarding the inability of the REIT to rotate, on a tax-deferred basis, all-cash proceeds from such a large portfolio disposition into new acquisitions within the time period required under U.S. tax law. The Contribution Transaction therefore presented a unique and potentially attractive alternative transaction to both the REIT and AVB after the initial go-private negotiations failed.

The December 16, 2024 AVB proposal was forwarded to John S. Bailey, as representative of the Bailey/Hughes Holders under the Investor Rights Agreement. In his capacity as such representative, Mr. Bailey had been generally informed by REIT management of discussions leading to the proposal, and confirmed in writing on December 17, 2024 that the Bailey/Hughes Holders would be willing to pursue a DownREIT structure based on certain conditions, including that (i) the exchange ratio for the transaction be priced on the basis of BSR NAV to AVB NAV, with an implied transaction liquidity discount; (ii) the REIT bear all transaction expenses; and (iii) AVB provide certain tax protection arrangements.

Based on legal advice, the Board was immediately mindful of the potential conflicts of interest raised by the indicative transaction structure resulting from certain Board members holding Class B Units and the fact that Daniel M. Oberste, the REIT’s Chief Executive Officer, is the son-in-law of John S. Bailey. Accordingly, the Board, with interested trustees abstaining from voting, constituted the Special Committee as of December 19, 2024. The Special Committee then met to consider and evaluate the initial proposal from AVB.

At its meeting on December 19, 2024, the Special Committee reviewed the initial proposal and considered, with legal advice from Goodmans, the potential application of MI 61-101 to the Contribution Transaction and the enhanced procedural requirements thereunder for the protection of minority security holders. The trustees on the Special Committee were in unanimous agreement that the proposal was attractive to the REIT and potentially actionable (unlike prior transaction structures considered in the summer of 2024), and authorized management of the REIT to proceed with the necessary background work to advance structure and negotiations under the oversight of the Special Committee.

The Special Committee met again the following day, on December 20, 2024, probing management and discussing at length, among other matters, the selection process for the subset of properties to be contributed and the valuations in respect thereof, the form of consideration, the primary motivations of the REIT, AVB and the Class B Unitholders (including the Bailey/Hughes Holders), the anticipated benefits and value for the REIT and REIT Unitholders, communications to the market, the mitigation of potential conflicts of interest, and anticipated transaction costs. The trustees on the Special Committee remained in unanimous agreement that AVB’s proposal represented a unique and desirable potential opportunity for the REIT to rotate assets in its portfolio at an attractive price while simultaneously enhancing and simplifying its capital structure.

BMO Capital Markets and GS were, at the request of the Special Committee, invited to present a preliminary financial analysis of the Transaction to the full Board and Special Committee at a meeting held on December 30, 2024.

At the meeting on December 30, 2024, representatives of BMO Capital Markets and GS provided a financial analysis in respect of, among other things, the key economic terms of AVB’s offer, the pro forma results of the Transaction for the REIT, and the key benefits and risks of the Transaction. The Special Committee met independently following the Board meeting, without interested trustees in attendance, to discuss and weigh the risks and benefits of the Transaction relative to maintaining the REIT’s status quo business plan (including the REIT’s continuing inability to pursue strategic growth initiatives), and considered the impact of the Transaction on various stakeholders, including in particular, the REIT Unitholders and Class B Unitholders. At this meeting, the Special Committee determined that it could not accept the Bailey/Hughes Holders’ conditions regarding the NAV exchange ratio and the REIT bearing all transaction expenses. Instead, the Special Committee directed management to negotiate a counter proposal within certain parameters that were more favourable to the REIT, and required that the implied exchange ratio be reduced to factor in certain transaction and other expenses allocated to the Participating Unitholders (and therefore not the REIT) in order to proceed with the Transaction.

Negotiations continued over the next several days, with the Chair of the Special Committee, Chief Executive Officer, and advisors speaking daily to provide direction on pricing, including with respect to a reduction in pricing to factor in transaction expenses allocated to the Participating Unitholders.

On January 2, 2025, the Special Committee met again to discuss the progressing negotiations with AVB. Mr. Oberste reported on discussions with AVB and the Supporting Unitholders in respect of price and the cash component proposed in AVB’s December 16, 2024 proposal. The Special Committee provided Mr. Oberste with instructions on pricing and terms. At this meeting, Mr. Oberste also confirmed that both AVB and REIT management were supportive of a smaller all-cash asset disposition transaction (being the Direct Asset Sale Transaction). The Special Committee was aligned that the Direct Asset Sale Transaction was desirable irrespective of whether the DownREIT component of the Transaction was pursued.

With the approval and at the direction of the Special Committee, on January 3, 2025, the REIT and AVB entered into a non-binding letter of intent reflecting terms within the Special Committee’s approved parameters.

On January 9, 2025, the Special Committee met to further deliberate the Transaction and reviewed an omnibus list of transaction assessment questions the Special Committee had posed to probe management and its legal and financial advisors with respect to transaction details, governance matters, REIT Unitholder and Class B Unitholder benefits, transaction impediments, regulatory considerations and financial analyses. While no actual conflicts of interest were present in respect of Goodmans’ representation of the REIT, at the meeting, the Special Committee resolved to retain McMillan LLP (“McMillan”) as its independent counsel to mitigate any perceived conflicts of interest and to help assess the legal complexities, given confirmation by Goodmans that the Granted Relief would need to be relied upon. Goodmans continued to act in an unconflicted capacity for the REIT. The Supporting Unitholders retained Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C. as legal counsel and Hogan Taylor LLP as tax advisor. Neither Goodmans nor McMillan has advised the Supporting Unitholders or any other Class B Unitholders with respect to the Transaction.

On January 10, 2025, the day after retaining McMillan as independent counsel, the Special Committee met again. At the meeting, the Special Committee and McMillan discussed whether it would be advisable to engage a third independent financial advisor to the Special Committee in connection with the Transaction, and the Special Committee ultimately decided to revisit the subject after further deliberation of the Transaction. McMillan then presented to the Special Committee an overview of the trustees’ responsibilities in the circumstances of evaluating a potential transaction.

On January 13, 2025, the Special Committee and Board resolved to approve the Direct Asset Sale Transaction and a sale and purchase agreement in respect thereof, as an independent arm’s length real estate transaction, unconditioned on the Contribution Transaction in any respect. The Special Committee and Board determined that the Direct Asset Sale Transaction and sale of the three Austin, TX assets to AVB for cash consideration was in the best interests of the REIT irrespective of its determination whether or not to proceed with the Contribution Transaction.

On January 16, 2025, the Special Committee met and received a transaction status update from Mr. Oberste. Mr. Oberste reported on the on-site diligence being conducted by AVB at the subject properties, as well as proposed meetings with certain larger Class B Unitholders, where they would be advised of the Contribution Transaction (after signing customary standstill and confidentiality agreements) in order for the REIT to assess the feasibility and interest in the Participation Offer. The Special Committee also received a presentation from each of BMO Capital Markets and GS on the ongoing financial workstreams relating to the Contribution Transaction. The Special Committee then reviewed the responses to the omnibus transaction assessment questions that were posed to the REIT’s management and advisors in writing prior to the meeting and considered the anticipated effects of the Contribution Transaction on the REIT’s business and workforce, the potential impact of the Contribution Transaction on REIT Unitholders and Class B Unitholders, impediments to the Contribution Transaction, regulatory considerations, and messaging considerations. Finally, the Special Committee met in camera with McMillan, without financial advisors or Goodmans, to further consider the merits and risks of the Transaction and potential benefit of retaining an independent financial advisor given the application of MI 61-101 and the complexity of the Transaction.

At the Special Committee’s next meeting on January 23, 2025, the Special Committee was provided a transaction update by Mr. Oberste as well as by Goodmans. Mr. Oberste informed the Special Committee that the initial confidential conversations with large Class B Unitholders were positive, but that such holders would require time to consider the nature of the Transaction prior to making any commitment to participate.

At the meeting on January 23, 2025, BMO Capital Markets and GS also provided an update on their financial analysis to date. The Special Committee then met in camera with McMillan, without financial advisors or Goodmans, and resolved to engage Scotia Capital to provide the Special Committee with a fairness opinion in respect of the Contribution Transaction on a fixed fee basis.

On January 30, 2025, the Special Committee met and received an update with respect to the status of the Transaction. Goodmans provided an update on the status of the preparation of the legal documents. The Special Committee then received an update from each of BMO Capital Markets and GS, followed by an introductory presentation from Scotia Capital as independent financial advisor to the Special Committee.

On February 6, 2025, the Special Committee met and invited the rest of the Board to attend the first portion of the meeting for an update on the Transaction generally. Mr. Oberste and Goodmans provided an update on the status of the documentation for the Contribution Transaction, and BMO Capital Markets and GS provided an update on their respective financial analyses. The Special Committee then met in camera with McMillan and Scotia Capital to discuss the Transaction.

The Special Committee met next on February 13, 2025 for a further update from legal and financial advisors. The Special Committee discussed and weighed the execution risk for the Contribution Transaction as a result of the complex and unique structure, and considered potential changes to the deal terms and enhanced protections for the REIT.

On February 20, 2025, at a meeting of the Special Committee, Mr. Oberste and Goodmans provided a detailed account of the status of the Transaction, including with respect to a revised proposal from AVB regarding the termination fees payable by the parties under the Transaction Agreement in light of the perception of increased execution risk to AVB as a result of the structure of the Contribution Transaction. The Special Committee considered the appropriateness of the quantum of the fees and received financial advice as to market termination fees. The Special Committee unanimously determined to authorize management to negotiate a termination fee payable by BSR of US$7,500,000 and a termination fee of US$15,000,000 payable by AVB.

The Special Committee subsequently met in camera with McMillan and deliberated the advantages and disadvantages of potentially seeking a unitholder vote in respect of the Contribution Transaction. The Special Committee considered that the Contribution Transaction did not legally require consent or approval of the REIT Unitholders or Class B Unitholders under the governing documents of the REIT and BSR Trust, respectively, or under MI 61-101 in reliance on the Transaction Size Exemption. Nonetheless, the Special Committee considered whether a voluntary unitholder vote would be in the best interests of the REIT and the REIT Unitholders in light of the differential treatment between the REIT Unitholders and the Class B Unitholders and the potential concern that REIT Unitholders may perceive Class B Unitholders to be receiving a meaningful notional premium to the trading price of the REIT Units.

Throughout its deliberations, the Special Committee considered various ways of effecting the Transaction without differential treatment of the different classes of unitholders. The initial December 16, 2024 AVB proposal contemplated an all-cash transaction, with the willingness by AVB to accommodate a Class B Unit rollover component. An all-cash transaction was considered and discussed by the Special Committee several times, including at the Special Committee meetings held on December 20, 2024, January 2, 2025, and January 9, 2025. However, the Special Committee was advised that an all-cash transaction would result in significant capital gains taxes to the REIT and its unitholders (in materially different amounts), and REIT management had significant concerns regarding the REIT’s ability to successfully execute tax-deferred rotations within the time limits required under U.S. tax law on such a significant amount of cash dispositions. REIT management also expressed concerns with the loss of cash flow associated with such a large disposition to fund distributions to unitholders, without a corresponding decrease in equity.

For these and other reasons, the Special Committee determined that an all-cash transaction at the values offered was not in the best interests of the REIT, which led to the inclusion of the Class B Unit rollover component in the non-binding letter of intent executed on January 3, 2025. The Special Committee also considered providing all REIT Unitholders with an opportunity to participate in the Participation Offer, but determined that doing so was not feasible, given the limited size of the Participation Offer and that such participation would not allow the REIT to achieve many of the key underlying objectives of the Contribution Transaction. Accordingly, the Special Committee determined that the inclusion of the Class B Unit rollover was critical to the Contribution Transaction in order to mitigate tax impact, facilitate the elimination of a growth-prohibitive structure through the extinguishment of the Investor Rights and the Investor Protections, and maximize value potential for the REIT and the REIT Unitholders following completion. Following receipt of financial and legal advice, at the meeting on February 20, 2025, the Special Committee determined that the potential to increase value for the go-forward REIT Unitholders and Class B Unitholders outweighed the potential negative perception of the participation right available to Participating Unitholders that may be at a notional premium to the current market price of the REIT Units for the following reasons:

•	The Special Committee acknowledged that the participation right available to Participating Unitholders, but not REIT Unitholders, was a requisite feature of the Contribution Transaction in order to provide value for both REIT Unitholders and Class B Unitholders and to treat them fairly, albeit distinctly.

•	Based on financial advice, the Special Committee did not view the Participation Offer as providing a significant premium to Class B Unitholders. Instead, the Special Committee characterizes the Contribution Transaction as more akin to effecting the collapse of a dual-class share structure that is no longer serving the REIT. In the Special Committee’s view, the Contribution Transaction provides a significant benefit to the REIT Unitholders. The Investor Rights and the Investor Protections will be terminated in connection with the Contribution Transaction, leaving the remaining Class B Unitholders with non-voting equity (and therefore significantly less control than the REIT Unitholders). In similar precedent transactions considered by the Special Committee, with the benefit of financial advice, that extinguished a multiple-class voting structure and transitioned control (or negative control) from a sponsor or founder to the public, premiums to market price for the extinguished share class averaged approximately 18%. And as noted above under “Description of the Transaction and its Material Terms – Class B Unit Participation Offer”, while the implied value of the Class B Units under the Contribution Transaction as at February 26, 2025 is US$15.66 (representing a 29.7% premium to the closing price of the REIT Units on the same date), taking into account the other attributes of the AVB DownREIT Units that Participating Unitholders will receive in exchange for their Class B Units, including the 12-month lock-up and proportionately lower dividend, the REIT believes the implied value of exchanged Class B Units as at February 26, 2025 would be approximately US$13.38 per Class B Unit, representing an approximate 10.8% premium to the closing price of the REIT Units on the same date.

Following discussion and the receipt of financial and legal advice, on February 20, 2025, the Special Committee unanimously agreed to pursue the Transaction without voluntarily seeking a unitholder vote given it could jeopardize AVB’s willingness to transact on the terms negotiated and could increase deal uncertainty, execution risk and costs.

Between February 20 and February 26, 2025, the parties exchanged various drafts of the definitive transaction documents, including, as applicable, drafts of the Transaction Agreement, Partnership Agreement, Registration Rights Agreement (as defined below), Amended and Restated Investor Rights Agreement (as defined below) and proposed amendments to the Non-Disclosure Agreement to extend the standstill of AVB in favour of the REIT for an 18-month period following closing of the Contribution Transaction.

On February 26, 2025, the Special Committee and the Board met to determine whether or not to approve the Transaction. Goodmans presented a detailed summary of the settled definitive documents implementing the Transaction, each of which had been circulated to the Special Committee and Board in advance of the meeting. The Board then received a presentation from GS in support of the Transaction from a financial perspective. BMO Capital Markets then verbally presented the BMO Capital Markets Fairness Opinion (defined below). Lastly, the interested trustees were excused from the meeting and the Special Committee received the verbal Scotia Fairness Opinion (defined below) and related financial analysis from Scotia Capital. During their respective presentations, GS, BMO Capital Markets and Scotia Capital satisfied the questions of the Board and Special Committee, as applicable, with respect to the methodologies, assumptions and conclusions of their financial analyses.

The Special Committee met in camera with McMillan and deliberated the financial presentations and the BMO Capital Markets Fairness Opinion and Scotia Fairness Opinion, as well as the benefits and risks of the Contribution Transaction, both financial and non-financial, which it had been weighing in detail over the course of the prior two and half months. The Special Committee determined that the Contribution Transaction is in the best interests of the REIT and REIT Unitholders and resolved to recommend the Contribution Transaction and execution of definitive documentation for approval by the Board. The Board reconvened and, with the interested trustees abstaining, determined that the Contribution Transaction is in the best interests of the REIT and REIT Unitholders and resolved to approve the Contribution Transaction and execution of definitive documentation in respect thereof. See “Background to the Transaction – Special Committee Recommendation and Board Approval”.

Scotia Fairness Opinion

The Special Committee retained Scotia Capital as independent financial advisor to the Special Committee for the purposes of the Contribution Transaction. As part of this mandate, Scotia Capital was requested to provide an opinion as to the fairness, from a financial point of view, of the consideration to be received by the REIT (indirectly through BSR Trust) pursuant to the Contribution Transaction.

In connection with this mandate, at a meeting held on February 26, 2025, the Special Committee received a verbal fairness opinion from Scotia Capital, which was subsequently confirmed in writing, concluding that, as of the date of such opinion, in Scotia Capital’s opinion, and based upon and subject to the assumptions, limitations, and qualifications set forth therein, the consideration to be received by the REIT (indirectly through BSR Trust) pursuant to the Contribution Transaction is fair, from a financial point of view, to the REIT (the “Scotia Fairness Opinion”).

The full text of the Scotia Fairness Opinion, which sets forth, among other things, the assumptions made, matters considered, procedures followed and limitations and qualifications in connection with the Scotia Fairness Opinion, is attached hereto as Schedule “A”. This summary of the Scotia Fairness Opinion is qualified in its entirety by the full text of the opinion.

The Scotia Fairness Opinion was one of many factors considered by the Special Committee and the Board in evaluating the Contribution Transaction and in determining that the Contribution Transaction is in the best interests of the REIT.

The terms of the engagement with Scotia Capital provide that Scotia Capital would receive a fixed fee upon delivery of Scotia Capital’s preliminary Scotia Fairness Opinion and a fixed fee upon delivery of the final Scotia Fairness Opinion. The fees payable to Scotia Capital are not contingent, in whole or in part, on whether the Contribution Transaction is completed or upon the conclusions reached by Scotia Capital in the Scotia Fairness Opinion. In addition, the engagement with Scotia Capital requires the REIT to reimburse Scotia Capital for any reasonable and documented out-of-pocket expenses incurred in connection with its engagement and to indemnify Scotia Capital in certain circumstances in respect of any liabilities that might arise out of its engagement.

Apart from the engagement in respect of the Contribution Transaction, Scotia Capital has not been engaged to provide any financial advisory services nor has it participated in any financings involving BSR, AVB or any of their respective associates or affiliates within the past two years, other than: (i) acting as a co-lead on a term loan to BSR; (ii) participant in the existing revolver of BSR; (iii) participant in the existing revolver of AVB; (iv) passive joint book runner on a bond issuance of AVB; (v) senior co-manager on a bond issuance of AVB; and (vi) sales agent and forward seller of an at-the-market offering of AVB.

In preparing the Scotia Fairness Opinion, Scotia Capital performed certain financial analyses in respect of the Contribution Transaction based on methodologies and assumptions that it considered appropriate in the circumstances, including, among other things, (i) a comparison of the consideration (cash and the elimination of 15,000,000 Class B Units) to the value of the Properties; (ii) an assessment of the pro forma impact to the REIT; and (iii) such other factors, studies and analyses, as it deemed appropriate.

In deciding to recommend and approve the Contribution Transaction, the Special Committee and the Board (with interested trustees abstaining) considered, among other things, the Scotia Fairness Opinion, but it should not be viewed as determinative of the views of the Special Committee or the Board with respect to the Contribution Transaction. In assessing the Scotia Fairness Opinion, the Special Committee and the Board considered and assessed the independence of Scotia Capital, taking into account that no portion of the fees payable to Scotia Capital are contingent upon the determination made in the Scotia Fairness Opinion or upon the completion of the Contribution Transaction.

BMO Capital Markets Fairness Opinion

The REIT retained BMO Capital Markets to act as financial advisor to the Board and the Special Committee for the purposes of the Transaction. As part of this mandate, BMO Capital Markets was requested to provide an opinion as to the fairness, from a financial point of view, of the consideration to be received by the REIT (indirectly through BSR Trust) pursuant to the Contribution Transaction.

In connection with this mandate, at a meeting held on February 26, 2025, the Board and the Special Committee received a verbal fairness opinion from BMO Capital Markets, which was subsequently confirmed in writing, concluding that, as of the date of such opinion, in BMO Capital Markets’ opinion, and based upon and subject to the assumptions, limitations, and qualifications set forth therein, the consideration to be received by the REIT (indirectly through BSR Trust) pursuant to the Contribution Transaction is fair, from a financial point of view, to the REIT (the “BMO Capital Markets Fairness Opinion”).

The full text of the BMO Capital Markets Fairness Opinion, which sets forth, among other things, the assumptions made, matters considered, procedures followed and limitations and qualifications in connection with the BMO Capital Markets Fairness Opinion, is attached hereto as Schedule “B”. This summary of the BMO Capital Markets Fairness Opinion is qualified in its entirety by the full text of the opinion.

The BMO Capital Markets Fairness Opinion was one of many factors considered by the Special Committee and the Board in evaluating the Contribution Transaction and in determining that the Contribution Transaction is in the best interests of the REIT.

The terms of the engagement with BMO Capital Markets provide that BMO Capital Markets would receive a fixed fee upon delivery of the BMO Capital Markets Fairness Opinion as well as a completion fee contingent on the completion of the Transaction and break fee in connection with any termination payments in respect thereof. The engagement with BMO Capital Markets requires the REIT to reimburse BMO Capital Markets for any reasonable and documented out-of-pocket expenses incurred in connection with its engagement and to indemnify BMO Capital Markets in certain circumstances in respect of any liabilities that might arise out of its engagement.

Apart from the engagement in respect of the Transaction, BMO Capital Markets has not been engaged to provide any financial advisory services nor has it participated in any financings involving BSR, AVB or any of their respective associates or affiliates within the past two years, other than: (i) lead arranger for the REIT’s US$500 million revolver extension in May 2023; (ii) acting as a co-lead on a term loan to BSR; and (iii) counterparty to a series of the REIT’s interest rate derivatives.

In deciding to recommend and approve the Contribution Transaction, the Special Committee and the Board (with interested trustees abstaining) considered, among other things, the BMO Capital Markets Fairness Opinion, but it should not be viewed as determinative of the views of the Special Committee or the Board with respect to the Contribution Transaction. In assessing the BMO Capital Markets Fairness Opinion, the Special Committee and the Board considered and assessed that a portion of the fees payable to BMO Capital Markets are contingent upon the completion of the Contribution Transaction.

Special Committee Recommendation and Board Approval

The Special Committee, comprised solely of independent trustees, was appointed to review, consider, negotiate, evaluate (including relative to potential alternatives and the status quo business plan of the REIT) and, if determined to be appropriate, recommend the approval by the Board of the terms and conditions of the Transaction.

On January 13, 2025, the Board, acting on the unanimous recommendation of the Special Committee, approved the Direct Asset Sale Transaction.

On February 26, 2025, the Board, acting on the unanimous recommendation of the Special Committee, and with Messrs. Halter, Hughes and Oberste recusing themselves from such vote, unanimously approved the Contribution Transaction.

The Board has approved the following payments to the members of the Special Committee: (i) a meeting fee of US$1,000 for each member, and (ii) the reimbursement of all reasonable expenses incurred in connection with their service as members of the Special Committee. Such payments are not contingent on completion of the Transaction.

Prior Valuations

There are no “prior valuations” (as defined in MI 61-101) in respect of the REIT that relate to the subject matter of or that are otherwise relevant to the Transaction that have been made in the 24 months before the date of this material change report and the existence of which is known, after reasonably inquiry, to the REIT or to any trustee or senior officer of the REIT.

The REIT regularly obtains third-party appraisals of its properties to aid in management’s internal determination of fair value for financial reporting purposes or otherwise in the ordinary course of business. The third-party appraisals inform, but are not solely determinative of, the REIT’s reported IFRS NAV. It is the REIT’s view that these appraisals are not “prior valuations” pursuant to MI 61-101 for a number of reasons, including: (i) the REIT’s financial statements already reflect the information from the appraisals by virtue of the fact that the appraisals are taken into account in the determination of the asset value of the REIT, as reported on its financial statements, such that the disclosure of the full appraisal report would not “reasonably be expected to affect the decision of a security holder to vote for or against a transaction or retain or dispose of affected securities” as the information is redundant to the REIT’s public disclosure; and (ii) the appraisals qualify for an exception from the definition of “prior valuation” in MI 61-101 as they were requested by management for assistance with financial reporting, conducted in the ordinary course of business, and have not been provided to or prepared in consultation with the Board or an “interested party” (within the meaning of MI 61-101).

Notwithstanding the foregoing, in the interest of providing supplemental disclosure in this material change report, the REIT is providing below a summary of the ordinary course third-party appraisals relating to the nine properties to be sold under the Transaction from the past 24 months. A copy of the appraisals will be sent out to any holder of REIT Units or Class B Units upon request (to the officer identified under Item 8 in this material change report) and without charge.

The property appraisal summaries below are for informational purposes only and do not reflect the current fair value of the REIT’s properties and are not determinative of the IFRS NAV of the properties as reported by the REIT. The appraisals presented herein were prepared as of the respective dates indicated and may not accurately reflect the current market conditions or the values that may be recognized for financial reporting purposes under IFRS. The appraisals were based on assumptions and estimates that were valid at the time of preparation but may no longer be applicable or reflective of current circumstances. Accordingly, readers are cautioned not to rely solely on these appraisals for any purpose, and the REIT disclaims any obligation to update or revise the following summaries after the date hereof unless required by applicable law. The actual values of the properties, as determined under IFRS, may differ significantly from the appraised values set out below.

Direct Asset Sale Transaction Properties

Cielo I & II

The REIT obtained an appraisal of Cielo, a 554-apartment unit, market-rate apartment complex located at 3499 Ranch Road 620 S, Austin, TX 78738 (the “Cielo Appraisal”) for the purposes of financial reporting for IFRS compliance. The appraisal is an independent third-party appraisal report prepared by Apprise By Walker & Dunlop in accordance with the Uniform Standards of Professional Appraisal Practice and other applicable regulatory sources. The Cielo Appraisal appraised the market value at fair value of the property at US$141,200,000 as at November 28, 2023. The valuation of the Cielo Appraisal is predicated on an exposure period of six months or less and an analysis of the leased fee interest on a fair value basis as at November 30, 2023. The Cielo Appraisal used the sales comparison and income capitalization approaches to estimate the market value of the property, assuming stabilized net operating income of US$7,060,007, a stabilized occupancy of 95.0% and a current market capitalization rate of 5.00% to arrive at the appraised value of US$141,200,000.

Retreat at Wolf Ranch

The REIT obtained an appraisal of Retreat at Wolf Ranch, a 303-apartment unit, market-rate apartment complex located at 2323 Wolf Ranch Pkwy, Georgetown Williamson TX 78628 (the “Retreat at Wolf Ranch Appraisal”) for the purposes of financial statement reporting presentation and fair market calculations. The appraisal is an independent third-party appraisal report prepared by Apprise By Walker & Dunlop in accordance with the Uniform Standards of Professional Appraisal Practice and other applicable regulatory sources. The Retreat at Wolf Ranch Appraisal appraised the market value at fair value of the property at US$54,900,000 as at December 2, 2024. The valuation of the Retreat at Wolf Ranch Appraisal is predicated on an exposure period of six months or less and an analysis of the leased fee interest on an “as is” basis as at December 31, 2024. The Retreat at Wolf Ranch Appraisal used the sales comparison and income capitalization approaches to estimate the market value of the property, assuming stabilized net operating income of US$2,743,773, a stabilized occupancy of 95.0% and a current market capitalization rate of 5.00% to arrive at the appraised value of US$54,900,000.

Contribution Transaction Properties

Auberry at Twin Creeks

The REIT obtained an appraisal of Auberry at Twin Creeks, a 216-apartment unit, market-rate apartment complex located at 705 Bray Central Dr, Allen TX 75013 (the “Auberry at Twin Creeks Appraisal”) for the purposes of financial statement reporting presentation and fair market calculations. The appraisal is an independent third-party appraisal report prepared by Apprise By Walker & Dunlop in accordance with the Uniform Standards of Professional Appraisal Practice and other applicable regulatory sources. The Auberry at Twin Creeks Appraisal appraised the market value at fair value of the property at US$41,800,000 as at December 2, 2024. The valuation of the Auberry at Twin Creeks Appraisal is predicated on an exposure period of six months or less and an analysis of the leased fee interest on an “as is” basis as at December 31, 2024. The Auberry at Twin Creeks Appraisal used the sales comparison and income capitalization approaches to estimate the market value of the property, assuming stabilized net operating income of US$2,297,825, a stabilized occupancy of 93.5% and a current market capitalization rate of 5.50% to arrive at the appraised value of US$41,800,000.

Aura Benbrook

The REIT obtained an appraisal of Aura Benbrook, a 301-apartment unit, market-rate apartment complex located at 301 Mercedes St, Brenbrook TX 76126-2647 (the “Aura Benbrook Appraisal”) for the purposes of financial statement reporting presentation and fair market calculations. The appraisal is an independent third-party appraisal report prepared by Apprise By Walker & Dunlop in accordance with the Uniform Standards of Professional Appraisal Practice and other applicable regulatory sources. The Aura Benbrook Appraisal appraised the market value at fair value of the property at US$66,300,000 as at December 2, 2024. The valuation of the Aura Benbrook Appraisal is predicated on an exposure period of six months or less and an analysis of the leased fee interest on an “as is” basis as at December 31, 2024. The Aura Benbrook Appraisal used the sales comparison and income capitalization approaches to estimate the market value of the property, assuming stabilized net operating income of US$3,313,766, a stabilized occupancy of 94.0% and a current market capitalization rate of 5.00% to arrive at the appraised value of US$66,300,000.

Lakeway Castle Hills

BMO Bank N.A., obtained an appraisal of Lakeway Castle Hills, a 276-apartment unit, market-rate apartment complex located at 1984 E Estate Highway 121, Lewisville TX 75056 (the “Lakeway Castle Hills Appraisal”) for the purposes of loan underwriting and/or credit decisions. The appraisal is an independent third-party appraisal report prepared by Apprise By Walker & Dunlop in accordance with the Uniform Standards of Professional Appraisal Practice and other applicable regulatory sources. The Lakeway Castle Hills Appraisal appraised the market value at highest and best use of the property at US$75,000,000 as at May 4, 2023. The valuation of the Lakeway Castle Hills Appraisal is predicated on an exposure period of six months or less and an analysis of the leased fee interest on an “as is” basis as at April 28, 2023. The Lakeway Castle Hills Appraisal used the sales comparison and income capitalization approaches to estimate the market value of the property, assuming stabilized net operating income of US$3,373,267, a stabilized occupancy of 95.0% and a current market capitalization rate of 4.50% to arrive at the appraised value of US$75,000,000.

Satori Frisco

BMO Bank N.A. obtained an appraisal of Satori Frisco, a 330-apartment unit, market-rate apartment complex located at 11900 Research Rd, Frisco TX 75033 (the “Satori Frisco Appraisal”) for the purposes of loan underwriting and/or credit decisions. The appraisal is an independent third-party appraisal report prepared by Apprise By Walker & Dunlop in accordance with the Uniform Standards of Professional Appraisal Practice and other applicable regulatory sources. The Satori Frisco Appraisal appraised the market value at highest and best use of the property at US$93,500,000 as at May 4, 2023. The valuation of the Satori Frisco Appraisal is predicated on an exposure period of six months or less and an analysis of the leased fee interest on an “as is” basis as at April 28, 2023. The Satori Frisco Appraisal used the sales comparison and income capitalization approaches to estimate the market value of the property, assuming stabilized net operating income of US$4,205,538, a stabilized occupancy of 94.0% and a current market capitalization rate of 4.50% to arrive at the appraised value of US$93,500,000.

Vale Frisco

Cushman & Wakefield Global Services, Inc., as the Appraisal Management firm for The Bank of Nova Scotia, obtained an appraisal of Vale Frisco, a 349-apartment unit, mid/high raise apartment complex located at 12050 Research Rd, Frisco TX 75033 (the “Vale Frisco Appraisal”) for the purposes of mortgage loan underwriting. The appraisal is an independent third-party appraisal report prepared by Newmark Valuation & Advisory, LLC in accordance with the Uniform Standards of Professional Appraisal Practice and other applicable regulatory sources. The Vale Frisco Appraisal appraised the market value “as is” of the property at US$94,000,000 as at December 3, 2024. The valuation of the Vale Frisco Appraisal is predicated on an exposure period of six months and an analysis of the leased fee interest on an “as is” basis as at November 13, 2024. The Vale Frisco Appraisal used the sales comparison and income capitalization approaches to estimate the market value of the property, assuming stabilized net operating income of US$3,020,000, a stabilized occupancy of 95.0% and a concluded going-in capitalization rate of 5.00% to arrive at the appraised value of US$94,000,000.

Wimberly

The REIT obtained an appraisal of The Wimberly, a 372-apartment unit, market-rate apartment complex located at 4141 Horizon North Pkwy, Dallas TX 75287 (the “Wimberly Appraisal”) for the purposes of financial reporting for IFRS compliance. The appraisal is an independent third-party appraisal report prepared by Apprise By Walker & Dunlop in accordance with the Uniform Standards of Professional Appraisal Practice and other applicable regulatory sources. The Wimberly Appraisal appraised the market value at fair value of the property at US$77,000,000 as at November 22, 2023. The valuation of the Wimberly Appraisal is predicated on an exposure period of six months or less and an analysis of the leased fee interest on an “as is” basis as at November 30, 2023. The Wimberly Appraisal used the sales comparison and income capitalization approaches to estimate the market value of the property, assuming stabilized net operating income of US$4,429,948, a stabilized occupancy of 95.0% and a current market capitalization rate of 5.75% to arrive at the appraised value of US$77,000,000.

Material Terms of Agreements Entered into in Connection with the Contribution Transaction

Transaction Agreement

The following is a summary of the material terms of the Transaction Agreement. This summary is qualified in its entirety by the complete text of the Transaction Agreement, which is available under the REIT’s profile on SEDAR+ at www.sedarplus.ca.

Participation Offer and Pre-Closing Restructuring

The Transaction Agreement requires BSR Trust to solicit the participation of each eligible holder of Class B Units (other than the Supporting Unitholders) pursuant to the Offering Memorandum, as mutually agreed by AVB and BSR Trust. The participation of Participating Unitholders who are not “related parties” of BSR under applicable Canadian securities laws with respect to at least such number of Class B Units to meet the Minimum Participation Threshold is a condition to the parties’ obligation to close the Contribution Transaction.

Following the completion of the Participation Offer and entry by the Participating Unitholders into the Transaction Agreement by executing joinders thereto, BSR Trust will be required to undertake a number of restructuring actions necessary to effectuate the Contribution Transaction, as set forth in an exhibit to the Transaction Agreement (collectively, the “Pre-Closing Restructuring”). In connection with the Pre-Closing Restructuring, among other things:

•	BSR Trust will contribute the Properties to newly formed, wholly owned subsidiaries of BSR Holdco, such that BSR Holdco will indirectly own all of the Properties;

•	Thereafter, AVB will lend or cause to be lent to BSR Holdco the AVB Loan, a portion of which will be used to extinguish the existing mortgage debt of the Properties. The remaining proceeds of the AVB Loan will be distributed in cash by BSR Holdco to BSR Trust. A portion of the AVB Loan will be guaranteed by Participating Unitholders who elect to do so for U.S. tax purposes; and

•	Immediately thereafter, the Participating Unitholders will exchange Class B Units for BSR Holdco Units on a one-for-one exchange rate basis. Such exchanged Class B Units will be cancelled by BSR Trust.

Upon the completion of the Pre-Closing Restructuring (the “Pre-Closing Restructuring Closing”), the Participating Unitholders will collectively own 100% of the BSR Holdco Units.

The Transaction Agreement provides that the Pre-Closing Restructuring Closing may not occur earlier than 60 days following the date of the Transaction Agreement and must occur on the date of the Closing, unless otherwise consented to by AVB.

Immediately following the Pre-Closing Restructuring Closing, to effect the Contribution Transaction, among other things:

•	The Participating Unitholders will exchange 100% of the BSR Holdco Units for such number of AVB DownREIT Units as is equal to, for each BSR Holdco Unit so exchanged, a number of newly issued AVB DownREIT Units equal to (i) the contribution values of the Properties contributed to BSR Holdco net of the outstanding AVB Loan to BSR Holdco (the resulting dollar amount being referred to as the “Net Contribution Value”), divided by (ii) a per-unit price of US$225, divided by (iii) the aggregate number of BSR Holdco Units exchanged, rounded to the nearest whole number for each Participating Unitholder;

•	AVB will contribute, or cause to be contributed, certain assets to AVB DownREIT Partnership with a total fair market value of no less than US$400,000,000 (with no associated indebtedness) in exchange for a corresponding increase to the unrecovered capital amount of the general partner in AVB DownREIT Partnership; and

•	each of the Participating Unitholders, the general partner and AVB will enter into the amended and restated limited partnership agreement of AVB DownREIT Partnership (the “Partnership Agreement”), and the Participating Unitholders will be admitted as limited partners of AVB DownREIT Partnership (“Limited Partners”).

Closing

The closing of the Contribution Transaction (the “Closing”) will take place on the date of and substantially concurrently with the Pre-Closing Restructuring Closing, or some other date, time and place the parties may mutually agree. If any of the parties to the Transaction Agreement reasonably expect that any of the conditions to the other parties obligations to close will not be satisfied as of May 1, 2025 (any such condition, an “Unsatisfied Condition”), such party will provide written notice to the other parties no later than April 24, 2025, and the date of Closing shall thereafter occur on the second business day following notice by such party that the Unsatisfied Conditions have been satisfied (or, if any Unsatisfied Condition is a condition that is to be satisfied by action taken at the Closing, that such Unsatisfied Condition is capable of being satisfied at the Closing) or at such other time and date as may be agreed in writing between AVB and BSR Trust.

Representations and Warranties

Each party to the Transaction Agreement, including each Participating Unitholder upon their execution of a joinder thereto, makes certain representations and warranties to certain other parties to the Transaction Agreement.

Each of BSR, BSR Trust and BSR Holdco (the “BSR Parties”) makes representations and warranties to AVB and AVB DownREIT Partnership (the “AVB Parties”) regarding the following: due organization and authority; absence of breaches or violations of contracts, leases, organizational documents and laws or restrictions relating to the transactions contemplated by the Transaction Agreement; absence of litigation, proceedings, condemnations and uncured violations relating to the Properties; absence of bankruptcy proceedings or petitions; not a “foreign person” or “prohibited person” under applicable laws of the United States; certain customary representations regarding the nature, status and condition of the Properties; certain customary representations regarding environmental matters; certain customary representations regarding leases in respect of the Properties; absence of any employees for which AVB or its affiliates will be responsible; certain customary representations regarding tax matters; absence of debt encumbering the Properties, other than specifically disclosed debt; certain representations relating to good title and absence of liens and encumbrances in respect of the Properties; certain representations relating to the formation and operation of BSR Holdco and its newly formed subsidiaries prior to the Closing; broker’s fees and other commissions or fees; certain representations regarding title commitment and survey matters in respect of the Properties; absence of “bad actor” disqualifications under applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”); and certain Canadian securities laws matters.

The AVB Parties make representations and warranties to the BSR Parties and the Participating Unitholders regarding the following: due organization and authority; absence of breaches or violations of organizational documents and laws or restrictions relating to the transactions contemplated by the Transaction Agreement; absence of litigation or proceedings that may impair or delay the transactions contemplated by the Transaction Agreement; sufficient funds for the AVB Loan and control and ownership of the assets to be contributed by AVB to AVB DownREIT Partnership; not a “foreign person” or “prohibited person” under applicable laws of the United States; certain representations relating to the formation and operation of AVB DownREIT Partnership prior to Closing; absence of broker’s fees and other commissions or fees; and absence of “bad actor” disqualifications under applicable Securities Act provisions.

Each Participating Unitholder, with respect to himself, herself or itself, makes representations and warranties to the AVB Parties regarding the following: due organization and authority; absence of breaches or violations of organizational documents and laws or restrictions relating to the transactions contemplated by the Transaction Agreement; absence of litigation or proceedings that may invalidate such Participating Unitholder’s covenants and obligations under the Transaction Agreement; “accredited investor” status and resident of the United States; absence of pledges, liens, rights of first refusal and other encumbrances or restrictions on the Class B Units of the Participating Unitholder; absence of any agreements or understanding regarding the voting, transfer or registration of the Class B Units of the Participating Unitholder; absence of bankruptcy proceedings or petitions; not a “foreign person” or “prohibited person” under applicable laws of the United States; certain investment-related representations, including that the Participating Unitholder understand the risks associated with the Contribution Transaction and various restrictions and risks associated with AVB DownREIT Units; and that such Participating Unitholder is not a person or company in Canada for purposes of any securities laws of Canada.

Covenants

The Transaction Agreement includes certain pre-closing covenants of BSR and AVB, which requires them to take (or to not take) certain actions and to cooperate on certain matters. These include: BSR Trust’s grant of inspection and access rights for the Properties; BSR Trust’s facilitation of contract and document review; AVB’s and BSR Trust’s obligations to effectuate assignments of selected contracts and leases in respect of the Properties; AVB’s and BSR Trust’s obligations with respect to resolving title matters in respect of the Properties; BSR Trust’s obligation to operate the Properties in the ordinary course prior to the Closing; BSR Trust’s obligations in respect of vacant units in respect of the Properties; BSR Trust’s notice and consent obligations with respect to AVB and governmental entities and third-parties; AVB’s and BSR Trust’s obligation to cooperate on certain tax matters; AVB’s and BSR Trust’s obligation to use reasonable best efforts to consummate the Contribution Transaction; BSR Trust’s obligation to facilitate the collection of information about Participating Unitholders necessary to determine “accredited investor” status; AVB’s and BSR Trust’s indemnification in respect of real estate commissions; and exclusivity prior to Closing between the parties.

The Transaction Agreement includes certain additional covenants of BSR Trust and AVB, which include: BSR Trust’s obligation to transfer certain internet domain names to AVB; AVB’s and BSR’s obligation to consult on public statements regarding the Transaction Agreement; AVB’s and BSR Trust’s obligations to correct misappropriations of assets and liabilities following the Closing; BSR Trust’s obligation to retain and make available certain customary records following the Closing; BSR Trust’s obligation to cause BSR Holdco to retain insurance proceeds relating to the Properties; BSR Trust’s obligations to obtain resignations of any officers, directors or managers of BSR Holdco or its subsidiaries, effective at the Closing; and the BSR Parties’ obligations surrounding tax appeals and tax-related proceedings.

Condemnation

If, prior to Closing, any governmental authority or other entity having condemnation authority shall institute an eminent domain proceeding or take any steps preliminary thereto (including the giving of any direct or indirect notice of intent to institute such proceedings) with regard to any portion of the Properties, and the same is not dismissed prior to Closing, AVB will be entitled, as its sole remedy, to terminate the Transaction Agreement upon written notice to BSR Trust on the date of Closing.

Risk of Loss; Casualty

Until Closing, BSR Trust shall bear the risk of loss should there be damage to any of the improvements by fire or other casualty. If any portion of the improvements sustains material damage from casualty, defined as damage for which the cost of restoring the improvements to their condition prior to the casualty will equal or exceed US$5,000,000 (individually with respect to an improvement) or US$10,000,000 in the aggregate, AVB may, at its sole option, within 10 days after delivery of notice from BSR Trust terminate the Transaction Agreement by delivering written notice to BSR Trust. In the event the cost of restoration following a casualty is less than the threshold for material damage described above, the rights and obligations of the parties will not be affected thereby, except that the cost of restoration will be credited to AVB DownREIT Partnership at Closing.

Closing Conditions

The Closing is subject to the satisfaction or waiver of certain conditions, as described below.

The following are conditions for any party to the Transaction Agreement to close:

•	absence of governmental injunctions or restraints prohibiting or making the transactions contemplated by the Transaction Agreement illegal; and

•	Participating Unitholders necessary to meet the Minimum Participation Threshold being party to the Transaction Agreement.

The following are additional conditions for the AVB Parties to close:

•	the representation and warranties of the BSR Parties being true and correct as of the date of the Closing (subject to customary materiality qualifiers);

•	the covenants and agreements of the BSR Parties to be performed on or before the date of Closing in accordance with the Transaction Agreement having been performed in all material respects;

•	the successful completion of the Pre-Closing Restructuring;

•	the representations and warranties of the Participating Unitholders being true and correct as of the date of their entry into the Transaction Agreement and as of the date of the Closing (subject to customary materiality qualifiers);

•	the covenants and agreements of the Participating Unitholders to be performed on or before the Closing in accordance with the Transaction Agreement having been performed in all material respects;

•	receipt of a customary closing certificate from the BSR Parties (excluding BSR Holdco) to the effect that the conditions set forth in the first three bullet points above have been satisfied;

•	receipt of a customary closing certificate from the Participating Unitholder Representative, on behalf of the Participating Unitholders, to the effect that the conditions set forth in the fourth and fifth bullet points above have been satisfied; and

•	the receipt of the closing documentation required to be delivered to AVB as set forth in the Transaction Agreement.

The following are additional conditions for the BSR Parties and the Participating Unitholders to close:

•	the representation and warranties of the AVB Parties being true and correct as of the date of the Closing (subject to customary materiality qualifiers);

•	the covenants and agreements of the AVB Parties to be performed on or before the Closing in accordance with the Transaction Agreement having been performed in all material respects;

•	receipt of a customary closing certificate from the AVB Parties to the effect that the conditions set forth in the two bullet points above have been satisfied; and

•	the receipt of the closing documentation required to be delivered to BSR and the Participating Unitholders as set forth in the Transaction Agreement.

Under the Transaction Agreement, the BSR Parties and the Participating Unitholders are entitled to address any failure by a Participating Unitholder to satisfy a condition precedent to Closing of the Contribution Transaction by substituting the Class B Units held by such Participating Unitholder for Class B Units held by another Participating Unitholder (or Participating Unitholders), so long as the Minimum Participation Threshold is satisfied following such substitution.

Under the Transaction Agreement, BSR and AVB are required to deliver an amendment to the Non-Disclosure Agreement that extends the standstill of AVB in favour of the REIT for an 18-month period following Closing.

Termination

The Transaction Agreement may be terminated and the transactions contemplated thereby may be abandoned in the following cases:

(1)	by AVB, if BSR Trust fails to satisfy its obligations, or certain occurrences take place, with respect to certain title cure, title objection, condemnation or material loss matters, as set forth in the Transaction Agreement;

(2)	by mutual written consent of AVB and BSR Trust;

(3)	by BSR Trust, if either (i) the AVB Parties are in breach of their representations and warranties or covenants in a manner that would cause the BSR Parties’ and the Participating Unitholders’ additional closing conditions to fail to be satisfied, subject to a cure period, and the BSR Parties and the Participating Unitholders are not then in breach of any of their representations, warranties or covenants, or (ii) all conditions to closing have been satisfied or waived, the BSR Parties and Participating Unitholders stand ready, willing and able to consummate the Transaction, and the AVB Parties fail to consummate the Closing of the Transaction by the later of two business days following notice or the time the Closing is to have occurred under the Transaction Agreement;

(4)	by AVB, if either (i) the BSR Parties or the Participating Unitholders are in breach of their representations and warranties or covenants in a manner that would cause the AVB Parties’ additional closing conditions to fail to be satisfied, subject to a cure period, and the AVB Parties are not then in breach of any of their representations, warranties or covenants, or (ii) all conditions to closing have been satisfied or waived, AVB stands ready, willing and able to consummate the Transaction, and the BSR Parties or Participating Unitholders fail to consummate the Closing of the Transaction by the later of two business days following notice or the time the Closing is to have occurred under the Transaction Agreement;

(5)	by BSR Trust or AVB, if the Closing has not occurred by May 30, 2025 (the “Outside Date”), subject to certain customary conditions;

(6)	by BSR Trust or AVB, in the event of an order or judgment by a governmental authority that prohibits or makes the transactions contemplated by the Transaction Agreement illegal and which has become final and nonappealable; or

(7)	by AVB, for any other reason at any time in its sole discretion.

If (i) AVB terminates the Transaction Agreement in accordance with (4) above or (ii) either AVB or BSR Trust terminates the Transaction Agreement in accordance with (a) (5) above and the failure of the Closing to take place by the Outside Date is due to a REIT Matter (defined below) or (b) (6) above and the order is as a result of a REIT Matter (defined below), then BSR will pay to AVB US$7,500,000 as liquidated damages (the “BSR Termination Fee”). In the event the BSR Termination Fee becomes payable and is paid, it will be the sole and exclusive remedy of the AVB Parties and their affiliates relating to the Transaction Agreement, other than liability for fraud or willful and material breach. If termination is due to a breach by one or more Participating Unitholders, such Participating Unitholder(s) shall be liable to BSR Trust for the full amount of the BSR Termination Fee.

A “REIT Matter” means the occurrence of any of the following prior to or at the time of termination of this Agreement that remains in effect as of the earlier of the Outside Date and the termination of the Transaction Agreement: (i) a failure to satisfy the Minimum Participation Threshold, (ii) any litigation brought by any equityholder of BSR or BSR Trust relating to the transactions contemplated by the Transaction Agreement, (iii) any cease trade or other order from any securities regulatory authority or the TSX, (iv) any order from a governmental authority requiring approval by equityholders of BSR or BSR Trust to consummate the transactions contemplated by the Transaction Agreement which approval is not obtained by the Outside Date, (v) any additional action taken or approval sought by BSR or BSR Trust that is not satisfied by the Outside Date, or (vi) any other order from a governmental authority relating to any of the items set forth in items (i) through (v) of this definition that otherwise prohibits, prevents or delays the Closing from occurring by the Outside Date.

If (i) BSR terminates the Transaction Agreement in accordance with (3) above or (ii) AVB terminates the Transaction Agreement in accordance with (7) above, then AVB will pay to BSR Trust US$15,000,000 as liquidated damages (the “AVB Termination Fee”). In the event the AVB Termination Fee becomes payable and is paid, it will be the sole and exclusive remedy of the BSR Parties, the Participating Unitholders and their affiliates relating to the Transaction Agreement.

Survival; Indemnification

Each of BSR Trust and AVB will have the right to seek damages following the Closing for breaches of representations and warranties that survive the Closing, subject to certain de minimis requirements and a cap of US$1,000,000 with respect to a single real property asset. The foregoing cap does not apply in the case of fraud or willful breach of the Transaction Agreement. BSR Trust additionally has agreed to indemnify AVB for losses arising out of certain claims by equityholders of BSR or BSR Trust arising at any time within the later of two years following the date of the Transaction Agreement and the Closing, up to cap of the amount of the Net Contribution Value in the aggregate. No Participating Unitholder will be entitled to any indemnification against any party to the Transaction Agreement following the Closing.

Governing Law

The Transaction Agreement is governed by Delaware law.

Amended and Restated Investor Rights Agreement

The following is a brief summary of the material terms of the amended and restated investor rights agreement (the “Amended and Restated Investor Rights Agreement”) to be entered into by the REIT, BSR Trust and the Bailey/Hughes Holders on Closing. This summary is qualified in its entirety by the complete text of the Amended and Restated Investor Rights Agreement attached as an exhibit to the Transaction Agreement, which is available under the REIT’s profile on SEDAR+ at www.sedarplus.ca.

Under the terms of the existing Investor Rights Agreement, the Bailey/Hughes Holders are entitled to certain rights and protections, including certain demand and piggy-back registration rights set forth in Article 4, pre-emptive rights in respect of certain equity issuances set forth in Article 5, and tag-along rights set forth in Article 6 thereof (collectively, the “Investor Rights”). In addition to the Investor Rights, the Bailey/Hughes Holders are entitled to nominate up to three nominees to the Board (the “Board Nomination Rights”). The Bailey/Hughes Holders are also afforded certain contractual protections, as more particularly described in the Investor Rights Agreement, requiring consent of the Bailey/Hughes Holders for certain transactions to occur, including: (i) a merger, consolidation, or business combination of the REIT or BSR Trust not in the ordinary course of business; (ii) a sale, assignment, conveyance, or other disposition of all or substantially all of BSR Trust’s assets; (iii) a partial or complete liquidation, dissolution, reorganization, recapitalization, or commencement of any action seeking relief under laws relating to bankruptcy, insolvency, conservatorship, or relief of debtors of the REIT, and/or BSR Trust; (iv) any addition, change or removal of any restriction on the business or businesses that BSR Trust may carry on; (v) any subdivision, re-division, consolidation, exchange, reclassification, reorganization, recapitalization, split, combination or other similar change to any units or other securities of BSR Trust; (vi) a change in the size of the Board of the REIT; or (vii) to agree or commit to any of the preceding actions (the “Investor Protections”). The Investor Rights, Board Nomination Rights, and Investor Protections are dependent on the Bailey/Hughes Holders collectively owning above certain specified thresholds of ownership interests in BSR (determined as if all Class B Units are redeemed for REIT Units).

Under the Amended and Restated Investor Rights Agreement, the Bailey/Hughes Holders will relinquish the Investor Rights and Investor Protections and limit their Board Nomination Rights to nominate one nominee to the Board, provided that the Bailey/Hughes Holders collectively own, control or direct, directly or indirectly, in the aggregate, at least a 10% ownership interest in the REIT (determined as if all Class B Units are redeemed for REIT Units), failing which, the Amended and Restated Investor Rights Agreement will terminate.

The Bailey/Hughes Holders beneficially own, or have control or direction over, 16,079,276 Class B Units and 4,908,626 REIT Units in the aggregate, together representing an approximate 39% ownership interest in the REIT (assuming that all Class B Units are redeemed for REIT Units). Following the Contribution Transaction, subject to the Minimum Participation Condition, the Bailey/Hughes Holders will have significantly reduced ownership in remaining Class B Units but are expected to continue to hold an over 10% ownership interest in the REIT (assuming that all Class B Units are redeemed for REIT Units). John S. Bailey will remain the largest holder of REIT Units of the REIT and will continue to own Class B Units (the number of which will be determined on closing of the Contribution Transaction).

AVB DownREIT Partnership Agreement

The following is a summary of the material terms of the Partnership Agreement to be entered into on Closing. This summary is qualified in its entirety by the complete text of the Partnership Agreement attached as an exhibit to the Transaction Agreement, which is available under the REIT’s profile on SEDAR+ at www.sedarplus.ca.

Management

AVB DownREIT Partnership is wholly owned by AVB and is managed by its sole general partner, Aqua GP, LLC (the “General Partner”), a Delaware limited liability company and wholly owned subsidiary of AVB, which will continue to be the General Partner of AVB DownREIT Partnership after the Contribution Transaction. Except as otherwise expressly provided in the Partnership Agreement, all management powers over the business and affairs of AVB DownREIT Partnership are and will be exclusively vested in the General Partner.

Distributions

Except in the case of a liquidation event, the General Partner is required to cause AVB DownREIT Partnership to make distributions of available cash of AVB DownREIT Partnership, on a quarterly basis out of the available cash generated by AVB DownREIT Partnership in such quarter to the Limited Partners and General Partner of AVB DownREIT Partnership, in the order of priority set forth in the Partnership Agreement.

Allocations of Partnership Income and Loss

Subject to certain exceptions, items of income or gain of AVB DownREIT Partnership for each taxable year will be allocated among the Limited Partners and General Partner in the order of priority set forth in the Partnership Agreement, after giving effect to any required regulatory allocations.

Additional Capital Contributions

No additional capital contributions will be required of any Limited Partner or the General Partner. The General Partner, in its sole discretion, may make additional capital contributions or loan funds to AVB DownREIT Partnership.

Transfers of Interests

The General Partner may not transfer any of its general partnership interests or withdraw as General Partner unless the Limited Partners holding a majority of AVB DownREIT Units held by the Limited Partners (excluding any affiliates of the General Partner) consent to such transfer or withdrawal; provided, however, that no such consent of the Limited Partners is required for general partnership interest transfers made in connection with certain transactions involving AVB as set forth in the Partnership Agreement or to an affiliate of the General Partner.

Generally, no AVB DownREIT Units may be transferred without the consent of the General Partner (in its sole discretion), except in the following cases:

•	after the one year anniversary of the effectiveness of the Partnership Agreement, with prior written consent of the General Partner (not to be unreasonably withheld), a Limited Partner may transfer its AVB DownREIT Units to certain permitted transferees; and

•	with the consent of the General Partner (not to be unreasonably withheld), subject to certain qualifications and exceptions, a Limited Partner may pledge or encumber its AVB DownREIT Units for the benefit of a large financial institution.

Notwithstanding the foregoing, no transfer by a Limited Partner of its AVB DownREIT Units may be made to any person if, among other things, such transfer would result in certain tax consequences, including if, in the opinion of legal counsel for AVB DownREIT Partnership, it would result in (or create a material risk of) AVB DownREIT Partnership being treated as a “publicly traded partnership” within the meaning of Section 7704 of the Code. In addition, the General Partner may withhold consent to any transfer if (i) the proposed transferee will not represent that it is, or the General Partner reasonably believes that the proposed transferee is not, an “accredited investor” (as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act) with sufficient investment experience; or (ii) if the total number of Limited Partners and transferees immediately following such transfer would be greater than the number of Limited Partners of AVB DownREIT Partnership as of the date of Closing or will increase (as compared to prior to such transfer).

Redemption Rights

Following the 12-month anniversary of the effectiveness of the Partnership Agreement (the “Lock-Up Period”), the Limited Partners will have the right to cause AVB DownREIT Partnership to redeem their AVB DownREIT Units for an amount, in cash, that is equal to the number of AVB Shares corresponding to the number of AVB DownREIT Units such Limited Partner has chosen to redeem multiplied by the average closing sale price of AVB Shares for the 10 trading days prior to the date on which the redemption right is exercised. A redemption will take place on the 30th business day following delivery of the applicable redemption notice by the tendering Limited Partner, with payment to be made on such date or as soon as practicable thereafter.

Notwithstanding the foregoing, the General Partner may, in its sole and absolute discretion, elect by written notice to the tendering Limited Partner not less than five business days prior to the applicable redemption date, in lieu of redeeming AVB DownREIT Units for cash, to cause AVB to redeem or acquire such AVB DownREIT Units for a corresponding number of AVB Shares (with cash in lieu of fractional shares). Such AVB Shares will be restricted under securities laws, contain customary legends and be authorized, validly issued, fully paid and nonassessable.

For purposes of the foregoing, each AVB DownREIT Unit corresponds to one share of AVB common stock, adjusted for splits, in-kind dividends and reclassifications of AVB common stock, as further described in the Partnership Agreement.

Any redemption of AVB DownREIT Units will be subject to certain further conditions and requirements set forth in the Partnership Agreement, including, among others, restrictions and/or limitations that the General Partner may impose in its sole and absolute discretion in order to prevent AVB from losing its status as a real estate investment trust and to prevent AVB DownREIT Partnership from being treated as a “publicly traded partnership” for U.S. federal and applicable state income tax purposes.

Additionally, on or after the earlier of (i) the date that is the 15-year anniversary of the effectiveness of the Partnership Agreement; (ii) the date on which 90% of the AVB DownREIT Units have been redeemed; and (iii) the occurrence of certain mergers or other transactions involving AVB as described in the Partnership Agreement or a liquidation event, the General Partner will have the right to acquire or cause to be acquired, in its discretion and from time to time, all or a portion of the remaining AVB DownREIT Units for cash or AVB Shares as set forth above.

Tax Protections

Subject to certain exceptions, AVB DownREIT Partnership is restricted from selling the Properties in a manner that causes AVB DownREIT Partnership to recognize gain allocable to a Limited Partner under Section 704(c) of the Internal Revenue Code of 1986 for seven years following the effective date of the Partnership Agreement. In the event that AVB DownREIT Partnership breaches this restriction, it may be required to pay each Limited Partner that incurs a Built-in Tax Amount (as such term is defined in the Partnership Agreement) an amount of cash, pursuant to the Partnership Agreement, that is intended to hold such Limited Partner economically harmless from such breach. Instead of making the payment described in the foregoing sentence, AVB DownREIT Partnership may instead make an interest-free loan to a Limited Partner (the foregoing provisions of this paragraph, the “Tax Protections”).

Registration Rights Agreement

The following is a summary of the material terms of the form of registration rights agreement (the “Registration Rights Agreement”) to be entered into on Closing. This summary is qualified in its entirety by the complete text of the Registration Rights Agreement attached as an exhibit to the Transaction Agreement, which is available under the REIT’s profile on SEDAR+ at www.sedarplus.ca.

In connection with their entry into the Partnership Agreement, the Participating Unitholders will enter into the Registration Rights Agreement with AVB in their capacity as holders of AVB DownREIT Units whereby they will be entitled to certain registration rights in respect of registrable AVB Shares that such holders receive or are entitled to receive upon their redemption of AVB DownREIT Units in accordance with the terms of the Partnership Agreement (such shares, the “subject shares”).

The Registration Rights Agreement provides that, during the Lock-Up Period, the holders will not directly or indirectly sell, assign, transfer, convey, gift, encumber or otherwise dispose of or hypothecate any of their AVB DownREIT Units or subject shares.

The Registration Rights Agreement provides that, following the Lock-Up Period, AVB will file a customary issuance and/or resale registration statement under the Securities Act.

The Registration Rights Agreement generally requires AVB to undertake customary obligations to the holders including using its reasonable efforts to: (i) timely file and keep effective registration statements; (ii) cause shares registered under a registration statement filed pursuant to the Registration Rights Agreement to be listed for exchange; (iii) provide timely notices to the holders regarding certain matters and provide to them copies of registration statements and prospectuses, as applicable; and (iv) if reasonably requested by the holders, file necessary documents to qualify registrable subject shares under the securities or “blue sky” laws of certain states.

The Registration Rights Agreement generally requires the holders to undertake customary obligations to AVB including: (i) cooperating with AVB and providing necessary information to facilitate the preparation and filing of registration statements and prospectuses pursuant to the Registration Rights Agreement in compliance with securities laws; and (ii) delivering copies of the applicable prospectuses and registration statements filed pursuant to the Registration Rights Agreement to any purchaser of shares covered by such registration statements from such holder.

The Registration Rights Agreement generally provides that AVB will indemnify the holders and their representatives for losses arising out of untrue statements of material fact or omissions of material fact in prospectuses and registration statements filed pursuant to the Registration Rights Agreement; provided, however, that losses resulting from a holder’s (i) furnishing of untrue statements of fact or omissions of material fact to AVB; or (ii) failure to promptly deliver updated or corrected prospectuses in accordance with securities laws to a purchaser, will instead require such holder to indemnify AVB. In the event of the unavailability or insufficiency of indemnification, the Registration Rights Agreement requires contribution by the indemnifying party taking into account equitable considerations and relative fault, which is limited in cases where proceeds from the sale of subject shares are less than the losses suffered, or in the case of fraud.

Under the Registration Rights Agreement, no holder will be allowed to effect any sales of registrable subject shares pursuant to a registration statement or other filings with any state securities commissions filed in connection with the Registration Rights Agreement during certain suspension events, as defined in the Registration Rights Agreement, or after receiving notice from AVB that AVB intends to correct or update a registration statement or filing, until such suspension event ends or such correction or update is made.

The Registration Rights Agreement will automatically terminate on the date on which no holders hold any registrable subject shares.

Formal Valuation and Minority Approval Exemptions

In accordance with the conditions set forth in the Granted Relief, the REIT is providing the following disclosure:

MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to formal valuation and minority approval requirements under MI 61-101. An exemption from such requirements is available when the fair market value of the transaction does not exceed more than 25% of the market capitalization of the issuer. The REIT has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permits it to be exempt from the minority approval and formal valuation requirements for transactions that would have a value of less than 25% of the REIT’s market capitalization, if the Class B Units are included in the calculation of the REIT’s market capitalization. As a result, the 25% threshold, above which the minority approval and formal valuation requirements would apply, is increased to include the approximately 37% indirect redeemable equity interest in the REIT held in the form of Class B Units of BSR Trust.

As described above under “Related Party Matters”, the Contribution Transaction constitutes a “related party transaction” for purposes of MI 61-101. The Transaction Size Exemption from the minority approval and formal valuation requirements of MI 61-101 in accordance with sections 5.5(a) and 5.7(1)(a) thereof, respectively, is available as neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the Contribution Transaction, insofar as it involves “interested parties” within the meaning of MI 61-101, being the BSR Related Parties, exceeds 25% of the REIT’s market capitalization (as calculated in accordance with MI 61-101 and, for such purpose, including issued and outstanding REIT Units and Class B Units in accordance with the Granted Relief).

The Contribution Transaction qualifies for the Transaction Size Exemption even when taking, in the view of the Special Committee, the most conservative (and therefore highest) valuation approach to determining the fair market value of both the subject matter of and the consideration for the Contribution Transaction, as presented below and as further illustrated in the calculations set forth on Schedule “C” attached hereto:

•	The “market capitalization” of the REIT for purposes of the Transaction Size Exemption is US$634,033,995, calculated as the product of (i) the simple average of the closing price of the REIT Units for the 20 business days ending January 31, 2025, the month preceding the calendar month in which the Contribution Transaction was agreed to, and (ii) all issued and outstanding REIT Units and Class B Units as at such date. Therefore, 25% of the REIT’s market capitalization is US$158,508,499.

•	The subject matter of the Transaction, insofar as it involves the BSR Related Parties, is the Class B Units of the BSR Related Parties that will be repurchased by BSR Trust. The REIT Units into which Class B Units may be redeemed currently trade at a significant discount to NAV. However, the most conservative fair market value of the Class B Units is US$16.87 per Class B Unit, which is the NAV per Unit reported in the 2024 Q3 MD&A, the most recent management’s discussion and analysis at the time the Transaction was agreed to, calculated in accordance with the methodology set out therein. The BSR Related Parties have agreed to participate in an amount up to 9,392,122 Class B Units (being the Maximum Related Party Participation). If Class B Unitholders who are not “related parties” of the REIT elect to participate for fewer than 5,607,878 Class B Units, the REIT intends to increase the amount of the AVB Loan above the expected amount of US$193,000,000 (subject to a cap of US$220,000,000) in order to limit participation by the BSR Related Parties to the Maximum Related Party Participation. Based on the Maximum Related Party Participation, the maximum fair market value of the subject matter insofar as it involves the BSR Related Parties is US$158,445,095, or 24.99% of the REIT’s market capitalization.

•	The Special Committee considered two methods of evaluating the consideration for the Contribution Transaction, insofar as it involves the BSR Related Parties.

(1)	First, the consideration that Participating Unitholders receive from BSR Trust in exchange for Class B Units in the form of BSR Holdco Units (as the incremental step before such BSR Holdco Units are contributed by the Participating Unitholders to the AVB DownREIT Partnership, which is not a related party of the REIT, in exchange for AVB DownREIT Units) is equal to their portion of the net asset value of BSR Holdco, being the negotiated US$431,500,000 gross value of the Properties as agreed by arm’s length parties (being the REIT and AVB), which negotiated value was based on such properties’ contribution to the REIT’s NAV as reported in the 2024 Q3 MD&A, less the AVB Loan (expected to be US$193,000,000), resulting in an aggregate equity value of US$238,500,000, or US$15.90 per Class B Unit, assuming full participation of 15,000,000 Class B Units in the Participation Offer. Based on the Maximum Related Party Participation, the maximum fair market value of the consideration in the form of BSR Holdco Units insofar as it involves the BSR Related Parties is US$149,334,737, or 23.55% of the REIT’s market capitalization.

(2)	Alternatively, the consideration that Participating Unitholders ultimately receive in exchange for Class B Units in the form of AVB DownREIT Units (following the exchange for BSR Holdco Units described above) is equal to the notional value of the AVB DownREIT Units received on exchange, plus the incremental benefit of the Tax Protections provided for under the Partnership Agreement referred to above. The AVB DownREIT Units are customary “DownREIT” partnership units that track the value of AVB Shares. At the implied equity value of US$225 per AVB Share and corresponding exchange ratio negotiated by the parties, the fair market value of the AVB DownREIT Units conveyed to the BSR Related Parties is US$15.90 per Class B Unit. If the closing price of the AVB Shares on February 26, 2025, the date the Contribution Transaction was agreed to, was used as the basis for determining the value of the AVB DownREIT Units being conveyed to the BSR Related Parties, it would be US$15.66 per Class B Unit[5]. The value of the Tax Protections to the BSR Related Parties has been valued by the REIT’s tax advisor at US$2,670,000 in the aggregate. Based on the Maximum Related Party Participation, the maximum fair market value of the consideration in the form of AVB DownREIT Units and related Tax Protections insofar as it involves the BSR Related Parties is US$152,004,737, or 23.97% of the REIT’s market capitalization.

5 As noted above, the REIT believes that the actual “value” being received by Class B Unitholders is significantly less than this. See “Description of the Transaction and its Material Terms – Class B Unit Participation Offer”.

In addition, in satisfaction of the conditions set forth in the Granted Relief, the REIT also confirms that (i) since the date of the Granted Relief, there has been no material change to the terms of the Class B Units, including the redemption rights associated therewith, as set forth in the governing documents of the REIT and BSR Trust, whether by amendment to such documents, contractual agreement or otherwise, and (ii) the Contribution Transaction has been made in compliance with the rules and policies of the TSX.

Based on the foregoing, in reliance on the Granted Relief, each of the subject matter of and the consideration for the Contribution Transaction, insofar as it involves the BSR Related Parties, will be less than US$158,508,499, being 25% of the market capitalization of the REIT. Accordingly, subject to the Maximum Related Party Participation, the Transaction Size Exemption applies and the Contribution Transaction is not subject to the minority approval and formal valuation requirements of MI 61-101. The REIT expects that the Participation Offer will be fully subscribed and that participation by the BSR Related Parties will not exceed the Maximum Related Party Participation.

Item 6 – Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 – Omitted Information

None.

Item 8 – Executive Officer

The name and business telephone number of the officer who is knowledgeable about the material change and this report is:

Name: Susan Rosenbaum

Position: Chief Operating Officer and Interim Chief Financial Officer

Tel: 501.371.6335

Item 9 – Date of Report

March 7, 2025.

Unless otherwise indicated, information in this material change report is presented as at February 26, 2025, the date of the material change to the REIT.

Forward-Looking Statements

This material change report contains forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements in this news release include, but are not limited to: the anticipated closing of the Transaction; the anticipated participation in the Participation Offer; the benefits of the Transaction; the economic and strategic impact of the Transaction; the satisfaction of the conditions to closing the Transaction and the timing thereof; the use of proceeds in respect of the Transaction; and future acquisitions. The words “expects”, “expectation”, “anticipates”, “anticipated”, “believes”, “may”, “could”, “will” or variations of such words and phrases identify forward-looking statements herein. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the REIT’s control that could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. The REIT’s estimates, beliefs and assumptions, which may prove to be incorrect, include assumptions relating to: the satisfaction of all closing conditions for the Transaction; the receipt of all approvals for the Transaction; the closing of the Transaction and anticipated timing thereof; full participation in the Participation Offer; the anticipated benefits of the Transaction and ability of the REIT to execute value-enhancing growth initiatives; the REIT’s future growth potential, results of operations, demographic and industry trends; no changes in legislative or regulatory matters; the tax laws as currently in effect; stability of the general economy over 2025; lease renewals and rental increases; the ability to re-lease or find new tenants; the timing and ability of the REIT to sell and acquire certain properties; project costs and timing; a continuing trend toward land use intensification at reasonable costs and development yields, including residential development in urban markets; access to equity and debt capital markets to fund, at acceptable costs, future capital requirements and ability to refinance debts as they mature; the availability of investment opportunities for growth in the REIT’s target markets; the valuations to be realized on property sales relative to current IFRS carrying values; and the market price of the REIT Units. When relying on forward-looking statements to make decisions, the REIT cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties. The risks and uncertainties that may impact such forward-looking information include, but are not limited to, the failure to obtain necessary approvals or satisfy (or obtain a waiver of) the conditions to closing the Transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the agreements in respect of the Transaction; material losses in respect of the properties to be sold pursuant to the Transaction; the REIT’s ability to obtain any approvals for the Transaction; either party’s failure to consummate the Transaction when required or on the terms as originally negotiated; risks related to the disruption of management time from ongoing business operations due to the Transaction; potential litigation relating to the Transaction, including the effects of any outcomes related thereto; the possibility of unexpected costs and liabilities related to the Transaction; the REIT’s ability to execute its growth strategies; the REIT’s ability to execute future acquisitions; the impact of changing conditions in the U.S. multifamily housing market; increasing competition in the U.S. multifamily housing market; the effect of fluctuations and cycles in the U.S. real estate market; the marketability and value of the REIT’s portfolio; changes in the attitudes, financial condition and demand of the REIT’s demographic market; fluctuation in interest rates and volatility in financial markets; the impact of U.S. and global tariffs; developments and changes in applicable laws and regulations; the impact of climate change and the factors discussed under “Risk Factors” in the REIT’s most recent management’s discussion and analysis dated March 5, 2025 and in the REIT’s annual information form dated March 5, 2025, both of which are available on SEDAR+ (www.sedarplus.ca). If any risks or uncertainties with respect to the above materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The REIT does not undertake any obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law. This forward-looking information speaks only as of the date of this material change report.

These forward-looking statements have been approved by management to be made as at the date of this material change report. Certain material factors, estimates or assumptions were applied in drawing a conclusion or making a forecast or projection as reflected in this material change report and actual results could differ materially from such conclusions, forecasts or projections. There can be no assurance that actual results, performance or achievements will be consistent with these forward-looking statements. The forward-looking statements contained in this document are expressly qualified in their entirety by this cautionary statement.

Non-IFRS Measures

In this material change report, the REIT presents NAV per Unit and Debt to Gross Book Value as reported in the 2024 Q3 MD&A, the REIT’s most recent management’s discussion and analysis at the time the Transaction was agreed to. NAV per Unit and Debt to Gross Book Value are non-IFRS ratios and key measures of performance commonly used by real estate operating companies and real estate investment trusts. They are not measures recognized IFRS and do not have standardized meanings prescribed by IFRS. NAV per Unit and Debt to Gross Book Value as calculated by the REIT may not be comparable to similar measures presented by other issuers. For complete definitions of these measures, as well as an explanation of their composition and how the measures provide useful information to investors, please refer to the section titled “Non-IFRS Measures” in the 2024 Q3 MD&A, which sections are incorporated herein by reference.

Schedule “A”

SCOTIA CAPITAL FAIRNESS OPINION

(see attached)

Scotia Capital Inc.

Global Banking and Markets

40 Temperance Street, 6th Floor

Toronto, Ontario

Canada, M5H 0B4

February 26, 2025

The Special Committee of the Board of Trustees

BSR REIT

1400 W. Markham Suite 202

Little Rock, Arkansas 72201

To the Special Committee of the Board of Trustees

Scotia Capital Inc. (“Scotia Capital”, “we”, “us” or “our”) understands that BSR REIT (“BSR” or the “REIT”) proposes to enter into two agreements (the “Agreements”) to sell an aggregate of nine properties, consisting of 2,701 apartment units, located in Dallas and Austin, Texas (the “Properties”) to AvalonBay Communities (“AVB”).

We further understand that, pursuant to one of the Agreements (the “Dallas Agreement”), BSR Trust, LLC (“BSR Trust”), the operating subsidiary of the REIT, will sell six of the Properties comprising 1,844 apartment units located in Dallas, Texas (the “Dallas Properties”) to AVB under a contribution transaction (the “Transaction”) in exchange for consideration (the “Consideration”) comprised of (i) a loan of up to US$220,000,000 (expected to be US$193,000,000), a portion of which is to be used to extinguish all existing mortgage debt on the contributed Dallas Properties and the remainder to be used for repayment of other indebtedness, transaction expenses and general corporate purposes, and (ii) the exchange and cancellation of up to 15,000,000 (approximately 75%) of the Class B units of BSR Trust (“Class B Units”). In connection with the Transaction, the contractual rights held by a subset of legacy holders of Class B Units, including consent rights over certain fundamental sale transactions, will be eliminated.

We further understand that, pursuant to the Dallas Agreement governing the Transaction, among other things, (i) BSR Trust will indirectly contribute the six Dallas Properties to a newly formed wholly-owned subsidiary (“BSR Holdco”), (ii) AVB will make a loan in cash to BSR Holdco, a portion of which funds will be guaranteed by the participating holders of Class B units (the “Participating Unitholders”), (iii) BSR Holdco will use a portion of the loan proceeds to extinguish all debt securing the contributed Dallas Properties, (iv) the remaining loan proceeds will be distributed by BSR Holdco to BSR Trust in cash, (v) the Participating Unitholders will exchange their elected Class B Units for units in BSR Holdco, which Class B Units will then be cancelled, and (vi) 100% of the equity interests in BSR Holdco will then in turn be exchanged for units (the “AVB DownREIT Units”) of a newly formed “DownREIT” partnership entity of AVB (the “AVB DownREIT Partnership”). Accordingly, pursuant to the Transaction, Participating Unitholders will cease to hold their Class B Units that are exchanged under the Transaction and will become equity holders in the AVB DownREIT Partnership, which will own the contributed Dallas Properties and other assets. AVB DownREIT Units received by Participating Unitholders will be subject to a 12-month lock-up, following which they will be redeemable, at a Participating Unitholder’s election for a period of 15 years, for cash, or at AVB’s election, acquired by AVB for shares of AVB on a one-for-one basis.

We further understand that the Transaction is considered to be a “related party transaction” under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions of Canadian Securities Administrators (“MI 61-101”). We understand from counsel to the REIT that the Transaction is exempt from the requirements for “minority approval” and a “formal valuation” under MI 61-101.

We also understand that pursuant to the other Agreement (the “Austin Agreement”), in a stand-alone sale, BSR Trust will sell three of the Properties comprising 857 apartment units located in Austin, Texas to AVB for US$187,000,000 directly for cash consideration.

We have been retained to provide an opinion (the “Opinion”) to the special committee of the board of trustees (the “Special Committee”) as to the fairness, from a financial point of view, of the Consideration to be received by the REIT (indirectly through BSR Trust) pursuant to the Transaction. In preparing our Opinion and arriving at our conclusion with respect to fairness, we specifically considered the impact of the Transaction on the pro forma capital structure of the REIT and on the trust unitholders of the REIT, who have an indirect interest in Class A units of BSR Trust held indirectly by the REIT.

Engagement of Scotia Capital

BSR initially contacted Scotia Capital regarding a potential advisory assignment on January 23, 2025. Scotia Capital was formally engaged by the Special Committee pursuant to an engagement letter dated January 29, 2025 between Scotia Capital and the REIT (the “Engagement Letter”). Under the terms of the Engagement Letter, BSR has agreed to pay Scotia Capital a fixed fee for its services as financial advisor, and Scotia Capital is not entitled to any fee that is contingent on the successful completion of the Transaction. In addition, Scotia Capital is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by BSR in certain circumstances.

Credentials of Scotia Capital

Scotia Capital represents the global corporate and investment banking and capital markets business of Scotiabank Group (“Scotiabank”), one of North America’s premier financial institutions. In Canada, Scotia Capital is one of the country’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. Scotia Capital has participated in a significant number of transactions involving private and public companies and has extensive experience in preparing fairness opinions.

The Opinion expressed herein represents the opinion of Scotia Capital. The form and content of the Opinion have been approved for release by a committee of senior investment banking professionals of Scotia Capital, each of whom is experienced in merger, acquisition, divestiture, fairness opinion and valuation matters.

Relationship with Interested Parties

Neither Scotia Capital nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of BSR, AVB or any of their respective associates or affiliates (collectively, the “Interested Parties”). Neither Scotia Capital nor any of its affiliates has been engaged to provide any material financial advisory services, nor has Scotia Capital or any of its affiliates participated in any material financing, involving the Interested Parties within the past two years, other than as described herein. In the past two years, Scotia Capital and affiliates of Scotia Capital have been engaged in the following capacities for the Interested Parties: (i) acting as a co-lead on a term loan to BSR, (ii) participant in the existing revolver of BSR, (iii) participant in the existing revolver of AVB, (iv) passive joint book runner on a bond issuance of AVB, (v) senior co-manager on a bond issuance of AVB, and (vi) sales agent and forward seller of an at-the-market offering of AVB. Subject to the immediately following paragraph, there are no understandings, agreements or commitments between Scotia Capital and the Interested Parties with respect to any future business dealings.

Scotia Capital acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere and, as such, it and Scotiabank may have had and may have positions in the securities of the Interested Parties from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation. As an investment dealer, Scotia Capital conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to the Interested Parties, or with respect to the Transaction. Scotia Capital may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Interested Parties. In addition, the Bank of Nova Scotia (“BNS”), of which Scotia Capital is a wholly-owned subsidiary, or one or more affiliates of BNS, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

Scope of Review

In preparing the Opinion, we have reviewed, considered and relied upon, among other things, the following:

1.	a draft of the Dallas Agreement dated February 24, 2025;

2.	a draft of the amended & restated investor rights agreement dated February 24, 2025;

3.	a copy of the executed Austin Agreement dated January 13, 2025;

4.	certain internal management forecasts, projections, estimates and budgets (including, as applicable, with respect to the Properties) prepared or provided by or on behalf of management of BSR;

5.	certain internal financial, operating and corporate information or reports (including, as applicable, with respect to the Properties) prepared or provided by or on behalf of management of BSR;

6.	certain discussions with senior management of BSR;

7.	certain discussions with legal counsel to the Special Committee;

8.	certain public information relating to the business, operations, financial performance and stock trading history of BSR, AVB and other selected public companies considered by us to be relevant;

9.	certain public information with respect to other transactions of a comparable nature considered by us to be relevant;

10.	various reports published by equity research analysts and industry sources we considered relevant;

11.	historical market prices and trading activity of the REIT units and AVB shares;

12.	representations contained in a certificate addressed to Scotia Capital, dated as of the date hereof, from senior officers of BSR as to certain factual matters and as to the completeness, accuracy and fair presentation of the information upon which the Opinion is based; and

13.	such other corporate, industry and financial market information, investigations and analyses as Scotia Capital considered necessary or appropriate in the circumstances.

Scotia Capital has not, to the best of its knowledge, been denied access by BSR to any information requested by Scotia Capital.

Assumptions and Limitations

The Opinion is subject to the assumptions, qualifications and limitations set forth below.

With the Special Committee’s approval and as provided in the Engagement Letter, we have relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, agreements, opinions and representations obtained by us from public sources, or that was provided to us by, BSR, or otherwise obtained by us in connection with our engagement (collectively, the “Information”). The Opinion is conditional upon the completeness, accuracy and fair presentation of the Information. We have not been requested to, attempted to, or assumed any obligation to, verify independently the completeness, accuracy or fair presentation of the Information.

We are not legal, regulatory, accounting or tax experts and have relied on the assessments made by BSR and its advisors with respect to such matters. We have assumed the accuracy and fair presentation of, and relied upon, BSR’s and AVB’s respective audited financial statements and the reports of the auditors thereon. We have assumed that forecasts, projections, estimates and budgets provided to us and used in the analysis supporting the Opinion, were reasonably prepared on bases reflecting the best currently available estimates and judgments of management of BSR as to the matters covered thereby.

Senior officers of BSR have represented to Scotia Capital in a certificate delivered as at the date hereof, among other things, on the terms and subject to the limitations set out therein, that (a) BSR has no knowledge of any facts not contained in or referred to in the information or other data provided to Scotia Capital in connection with the Transaction that would reasonably be expected to affect the Opinion, including the assumptions used therein, the scope of the review undertaken therein or the conclusions reached therein; (b) with the exception of budgets, forecasts, projections or estimates referred to in (d), below, the Information (i) was, at the date provided to Scotia Capital, and is, at the date hereof, complete, true and correct in all material respects, (ii) did not and does not contain any untrue statement of a material fact, and (iii) did not and does not omit to state any material fact necessary to make such Information, or any statement contained therein, not misleading in the light of the circumstances in which it was made; (c) there has been no (i) material change or change in material facts, financial or otherwise, in or relating to the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of BSR, or any of its respective subsidiaries, (ii) change in the Information or any part thereof, or (iii) other material change or change in material facts, in each case, that would have or which could reasonably be expected to have a material effect on to the Opinion, including the assumptions used therein, the scope of the review undertaken therein or the conclusions reached therein; (d) any portions of the Information provided to Scotia Capital which constitute budgets, forecasts, projections or estimates were reasonably prepared on a basis consistent in all material respects with the accounting policies applied in the most recent audited, consolidated financial statements of BSR, and reflect the assumptions disclosed therein (which assumptions management of BSR, believes were reasonable at the time of preparation and remain reasonable in all material respects); and (e) to the best of such officers’ knowledge after reasonable inquiry, there have been no valuations or appraisals of the REIT, its securities or material assets (including the Properties or any portion thereof), including prior valuations (as defined in MI 61-101), which have been prepared as of a date within the two preceding years (other than normal course property appraisals completed in connection with the preparation of the REIT’s financial statements).

In preparing the Opinion, Scotia Capital made several assumptions, including that the final executed version of the Dallas Agreement will be identical in all material respects to the most recent drafts thereof reviewed by us, and that the Transaction and other matters contemplated by the Dallas Agreement will be consummated in accordance with the terms set forth in the Dallas Agreement without any waiver or amendment of any terms or conditions. In addition, we have assumed that the conditions precedent to the completion of the Transaction can be satisfied in due course, all consents, permissions, exemptions or orders of relevant third parties or regulatory authorities will be obtained without adverse condition or qualification, and the procedures being followed to implement the Transaction are valid and effective.

The Opinion is rendered on the basis of the securities markets and economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of BSR and their respective subsidiaries and affiliates, as was reflected in the Information and as they have been represented to Scotia Capital in discussions with management of BSR and its representatives. In its analyses and in preparing the Opinion, Scotia Capital made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Scotia Capital or any party involved in the Transaction.

The Opinion has been provided for the sole use and benefit of the Special Committee in connection with, and for the purpose of, its consideration of the Transaction and may not be used or relied upon by any other person or for any other purpose. Our Opinion was not intended to be, and does not constitute, a recommendation to the Special Committee or the Board of Trustees as to whether they should approve the Transaction. The Opinion does not address in any manner the prices at which BSR’s securities will trade at any time. The Opinion does not address the relative merits of the Transaction as compared to other transactions or business strategies that might be available to BSR or BSR’s underlying business decision to effect the Transaction.

The Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent. We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of BSR or AVB or any of their respective subsidiaries or affiliates, and the Opinion should not be construed as such. The Opinion is given as of the date hereof, and Scotia Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Scotia Capital after the date hereof. Without limiting the foregoing, if we learn that any of the Information we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, Scotia Capital reserves the right to change, modify or withdraw the Opinion.

Approach to Fairness

In considering the fairness of the Transaction from a financial point of view to the REIT, Scotia Capital considered and relied upon, among other things, the following: (i) a comparison of the Consideration (cash and the elimination of 15,000,000 Class B Units) to the value of the Dallas Properties; (ii) an assessment of the pro forma impact of the Transaction on the REIT; and (iii) such other factors, studies and analyses, as we deemed appropriate. In arriving at its fairness determination, Scotia Capital considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Scotia Capital made its determination as to fairness on the basis of its experience and professional judgement after considering the results of all of its analyses.

Conclusion

Based upon and subject to the foregoing, Scotia Capital is of the opinion that, as of the date hereof, the Consideration to be received by the REIT (indirectly through BSR Trust) pursuant to the Transaction is fair, from a financial point of view, to the REIT.

Yours very truly,

SCOTIA CAPITAL INC.

Schedule “B”

BMO CAPITAL MARKETS FAIRNESS OPINION

(see attached)

February 26, 2025

The Special Committee of the Board of Trustees and the Board of Trustees

BSR Real Estate Investment Trust

1400 W. Markham, Suite 202

Little Rock, AR 72201

The Special Committee of the Board of Trustees and the Board of Trustees:

BMO Nesbitt Burns Inc. (“BMO Capital Markets” or “we” or “us”) understands that BSR Real Estate Investment Trust (the “REIT”), BSR Trust, LLC (“BSR”), the operating subsidiary of the REIT, certain holders of Class B units (“Class B Units”) of BSR, and AvalonBay Communities, Inc. (“AvalonBay”) propose to enter into a transaction agreement to be dated February 26, 2025 (the “Transaction Agreement”) pursuant to which, among other things, and through a series of transactions (collectively, the “Transaction”):

(a)	BSR will indirectly contribute its ownership interests in a portfolio (the “Dallas Portfolio”) of six properties located in Dallas, Texas to a newly formed wholly-owned subsidiary of the REIT (“Holdco”);
(b)	AvalonBay will provide a loan of up to $220,000,000 (expected to be $193,000,000) (the “Loan Proceeds”) to Holdco, of which a portion is to be used to extinguish all existing mortgage debt of the Dallas Portfolio, and the remaining portion will be distributed by Holdco to BSR in cash; and
(c)	BSR will repurchase up to 15,000,000 Class B Units (the “Repurchased Class B Units”) in exchange for 100% of the ownership interest in Holdco.

The value to the REIT (indirectly through BSR) of the extinguishment of the REIT’s liability with respect to the Repurchased Class B Units as a result of the Transaction and the Loan Proceeds are collectively referred to herein as the “Consideration”.

We also understand that, immediately following the Transaction and pursuant to the Transaction Agreement:

(a)	The former holders of Repurchased Class B Units will contribute their 100% ownership interest in Holdco to a newly formed wholly-owned “DownREIT” partnership entity of AvalonBay (“AvalonBay Opco”); and
(b)	AvalonBay Opco will issue units of AvalonBay Opco (“AvalonBay Opco Units”) to the former holders of Repurchased Class B Units as consideration for the 100% ownership interest in Holdco. Each AvalonBay Opco Unit will be subject to a 12-month lock-up, following which they will be redeemable, at the election of such a former holder of Repurchased Class B Units for a period of 15 years, for cash, or at AVB’s election, acquired by AVB for AVB shares (initially on a one-for-one basis). We therefore assume that the value of an AvalonBay Opco Unit is equal to the value of a share of AvalonBay.

We further understand that the Transaction is considered to be a “related party transaction” under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions

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(“MI 61-101”). We understand from counsel to the REIT that the Transaction is exempt from the requirements for “minority approval” and a “formal valuation” under MI 61-101.

We have been retained to provide financial advice to the REIT, including our opinion (the “Opinion”) to the special committee of the board of trustees (the “Special Committee”) and the board of trustees of the REIT (the “Board of Trustees”) as to the fairness, from a financial point of view, of the Consideration to be received by the REIT (indirectly through BSR) pursuant to the Transaction.

Engagement of BMO Capital Markets

The REIT initially contacted BMO Capital Markets in respect of the Transaction in December 2024. BMO Capital Markets was formally engaged by the REIT pursuant to an agreement dated February 20, 2025 (the “Engagement Agreement”). Under the terms of the Engagement Agreement, BMO Capital Markets has agreed to provide the REIT, the Special Committee and the Board of Trustees with various advisory services in connection with the Transaction including, among other things, the provision of the Opinion.

BMO Capital Markets will receive a fee for rendering the Opinion. We will also receive certain fees for our advisory services under the Engagement Agreement, a substantial portion of which is contingent upon the successful completion of the Transaction. The REIT has also agreed to reimburse us for our reasonable out-of-pocket expenses and to indemnify us against certain liabilities that might arise out of our engagement.

Credentials of BMO Capital Markets

BMO Capital Markets is one of North America’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO Capital Markets has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions.

The Opinion represents the opinion of BMO Capital Markets, the form and content of which have been approved for release by a committee of our officers who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters.

Independence of BMO Capital Markets

Neither BMO Capital Markets, nor any of our affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario) or the rules made thereunder) of the REIT, AvalonBay, or any of their respective associates or affiliates (collectively, the “Interested Parties”).

BMO Capital Markets has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Interested Parties within the past two years, other than: (i) acting as financial advisor to the REIT, the Special Committee and the Board of Trustees

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pursuant to the Engagement Agreement; (ii) lead arranger for the REIT’s US$500 million revolver extension in May 2023; (iii) acting as a co-lead on a term loan to BSR; and (iv) counterparty to a series of the REIT’s interest rate derivatives.

There are no understandings, agreements or commitments between BMO Capital Markets and any of the Interested Parties with respect to future business dealings. BMO Capital Markets may, in the future, in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of the Interested Parties from time to time.

BMO Capital Markets and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the Interested Parties and, from time to time, may have executed or may execute transactions on behalf of one or more Interested Parties for which BMO Capital Markets or such affiliates received or may receive compensation. As investment dealers, BMO Capital Markets and certain of our affiliates conduct research on securities and may, in the ordinary course of business, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the Interested Parties or the Transaction. In addition, Bank of Montreal (“BMO”), of which BMO Capital Markets is a wholly-owned subsidiary, or one or more affiliates of BMO, may provide banking or other financial services to one or more of the Interested Parties in the ordinary course of business.

Scope of Review

In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

1.	a draft of the Transaction Agreement dated February 25, 2025, and the draft schedules thereto;

2.	an executed copy of the purchase and sale agreement between AvalonBay and special purpose entities wholly-owned by BSR dated January 13, 2025 pursuant to which AvalonBay will acquire three properties in the portfolio of the REIT located in Austin, Texas for cash consideration of $187,000,000;

3.	a draft of the amended & restated investor rights agreement dated February 25, 2025;

4.	the existing investor rights agreement as it relates to the rights and privileges of each class of the REIT’s outstanding units, and the current ownership profile of each such class;

5.	certain publicly available information relating to the business, operations, financial condition and trading history of the REIT and other selected public companies we considered relevant, including publicly traded dual class companies;

6.	certain internal financial, operating, corporate and other information prepared or provided by or on behalf of the REIT relating to the business, operations and financial condition of the REIT;

7.	internal management forecasts, projections, estimates and budgets prepared or provided by or on behalf of management of the REIT;

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8.	third party property appraisals, valuations, and technical reports provided by or on behalf of management of the REIT;

9.	discussions with management of the REIT relating to the REIT’s current business, plan, financial condition, prospects and existing dual class structure;

10.	public information with respect to selected precedent transactions we considered relevant, including dual class reorganization transactions;

11.	certain publicly available information regarding the operating environment for real estate in the United States including market rent and market occupancy reports published by industry sources;

12.	various reports published by equity research analysts and industry sources we considered relevant;

13.	a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Opinion is based, addressed to us and dated as of the date hereof, provided by senior officers of the REIT; and

14.	such other information, investigations, analyses and discussions as we considered necessary or appropriate in the circumstances.

BMO Capital Markets has not, to the best of its knowledge, been denied access by the REIT to any information under the REIT’s control requested by BMO Capital Markets.

Assumptions and Limitations

We have relied upon and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions, representations and other material obtained by us from public sources or provided to us by or on behalf of the REIT or otherwise obtained by us in connection with our engagement (the “Information”). The Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to, and have not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information. We have assumed that forecasts, projections, estimates and budgets provided to us and used in our analyses were reasonably prepared on bases reflecting the best currently available assumptions, estimates and judgments of management of the REIT, having regard to the REIT’s business, plans, financial condition and prospects.

Senior officers of the REIT have represented to BMO Capital Markets in a letter of representation delivered as of the date hereof, among other things, that: (i) the Information provided to BMO Capital Markets orally by, or in the presence of, an officer or employee of, the REIT, or in writing by the REIT or any of its subsidiaries or any of its or their representatives in connection with our engagement was, at the date the Information was provided to BMO Capital Markets, and is, as of the date hereof, or, in the case of historical Information, was, at the date of preparation, complete, true and correct in all material respects, and did not and does not contain a misrepresentation (as defined in the Securities Act (Ontario)); (ii) since the dates on which the Information was provided to BMO Capital Markets, except as disclosed in writing to BMO Capital Markets, there has been

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no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the REIT or any of its subsidiaries, taken as a whole, and no change has occurred in the Information or any part thereof which would have or which could reasonably be expected to have a material effect on the Opinion; and (iii) to the best of their knowledge, information and belief after due inquiry, there are no independent appraisals or valuations or material non-independent appraisals or valuations relating to the REIT or any of its subsidiaries or any of their respective material assets or liabilities that have been prepared in the preceding two years (other than normal course property appraisals completed in connection with the preparation of the REIT’s financial statements).

In preparing the Opinion, we have assumed that the executed Transaction Agreement will not differ in any material respect from the draft that we reviewed, and that the Transaction will be consummated in accordance with the terms and conditions of the Transaction Agreement without waiver of, or amendment to, any term or condition that is in any way material to our analyses.

The Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the condition and prospects, financial and otherwise, of the REIT as they are reflected in the Information and as they have been represented to BMO Capital Markets in discussions with management of the REIT and its representatives. In our analyses and in preparing the Opinion, BMO Capital Markets made numerous judgments and assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond our control or that of any party involved in the Transaction.

The Opinion is provided to the Special Committee and the Board of Trustees for its exclusive use only in considering the Transaction and may not be used or relied upon by any other person or for any other purpose without our prior written consent. The Opinion is not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of the securities or assets of the REIT or of any of its affiliates, and the Opinion should not be construed as such. The Opinion is not, and should not be construed as, advice as to the price at which the securities of the REIT may trade at any time. BMO Capital Markets was not engaged to review any legal, tax or regulatory aspects of the Transaction and the Opinion does not address any such matters. We have relied upon, without independent verification, the assessment by the REIT and its legal and tax advisors with respect to such matters. In addition, the Opinion does not address the relative merits of the Transaction as compared to any strategic alternatives that may be available to the REIT.

The Opinion is rendered as of the date hereof and BMO Capital Markets disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of BMO Capital Markets after the date hereof. Without limiting the foregoing, if we learn that any of the information we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, BMO Capital Markets reserves the right to change or withdraw the Opinion.

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Conclusion

Based upon and subject to the foregoing, BMO Capital Markets is of the opinion that, as of the date hereof, the Consideration to be received by the REIT (indirectly through BSR) pursuant to the Transaction is fair, from a financial point of view, to the REIT.

Yours truly,

BMO Nesbitt Burns Inc.

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Schedule “C”

ILLUSTRATIVE CALCULATION OF
TRANSACTION SIZE EXEMPTION6

Issued/Outstanding Units	Amount
Total REIT Units	33,471,930
Total Class B Units	20,080,500
Total All Units	53,552,430

Market Capitalization
20-Day Avg. Trading Price	US$11.84
Market Capitalization	US$634,033,955
25% of Market Capitalization	US$158,508,499

Participation
BSR Related Party Class B Units (Maximum Related Party Participation)	9,392,122
Non-BSR Related Party Class B Units	5,607,878
Total Class B Units	15,000,000

Subject Matter
Conservative Maximum Value (per Class B Unit)	US$16.87
FMV of BSR Related Party Class B Units	US$158,445,095
% of Market Capitalization	24.99%

Consideration
If value of BSR Holdco Units is characterized as the consideration
FMV of BSR Holdco Units (per Class B Unit)	US$15.90
FMV of BSR Holdco Units to BSR Related Parties	US$149,334,737
% of Market Capitalization	23.55%

If value of AVB DownREIT Units is characterized as the consideration
FMV of AVB DownREIT Units (per Class B Unit)	US$15.90
FMV of AVB DownREIT Units to BSR Related Parties	US$149,334,737
FMV Tax Protections to BSR Related Parties	US$2,670,000
Total FMV of Consideration to BSR Related Parties	US$152,004,737
% of Market Capitalization	23.97%

6 As at January 31, 2025. Assumes full participation of 15,000,000 Class B Units in the Participation Offer. If Class B Unitholders who are not “related parties” of the REIT for purposes of MI 61-101 participate in respect of fewer than 5,607,878 Class B Units, the REIT intends to increase the amount of the AVB Loan from the expected US$193,000,000 amount, subject to the US$220,000,000 cap contemplated by the Transaction Agreement, so that the Minimum Participation Threshold is satisfied.